FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-38757

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Financial Statements of Shire plc as of and for the years ended December 31, 2018, 2017 and 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 24, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

CONSOLIDATED FINANCIAL STATEMENTS

Shire plc

Years Ended December 31, 2018,2017 and 2016

SHIRE PLC

Consolidated Financial Statements

Years Ended December 31, 2018, 2017 and 2016

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Shire plc

St Helier, Jersey

We have audited the accompanying consolidated financial statements of Shire plc and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shire plc and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte LLP

February 8, 2019

SHIRE PLC

CONSOLIDATED BALANCE SHEETS

(In millions, except par value of shares)

	December 31, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$924.6	$472.4
Restricted cash	42.0	39.4
Accounts receivable, net	3,071.6	3,009.8
Inventories	3,497.5	3,291.5
Other current assets	990.0	795.3

Total current assets	8,525.7	7,608.4
Investments	465.6	241.1
Property, plant and equipment (PP&E), net	6,506.9	6,635.4
Goodwill	19,006.2	19,831.7
Intangible assets, net	29,082.8	33,046.1
Deferred tax asset	135.0	188.8
Other non-current assets	157.1	205.4

Total assets	$63,879.3	$67,756.9

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$4,800.7	$4,184.5
Short term borrowings and capital leases	3,336.7	2,788.7
Other current liabilities	349.7	908.8

Total current liabilities	8,487.1	7,882.0
Long term borrowings and capital leases	11,104.7	16,752.4
Deferred tax liability	4,296.3	4,748.2
Other non-current liabilities	2,235.2	2,197.9

Total liabilities	26,123.3	31,580.5

Commitments and contingencies
Equity:
Common stock of 5p par value; 1,500 shares authorized; and 925.5 shares issued and outstanding (2017: 1,500 shares authorized; and 917.1 shares issued and outstanding)	82.2	81.6
Additional paid-in capital	25,567.4	25,082.2
Treasury stock: 7.4 shares (2017: 8.4 shares)	(257.7)	(283.0)
Accumulated other comprehensive income	341.5	1,375.0
Retained earnings	12,022.6	9,920.6

Total equity	37,756.0	36,176.4

Total liabilities and equity	$63,879.3	$67,756.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)

	Years ended December 31,
	2018	2017	2016
Revenues:
Product sales	$15,017.2	$14,448.9	$10,885.8
Royalties and other revenues	472.8	711.7	510.8

Total revenues	15,490.0	15,160.6	11,396.6

Costs and expenses:
Cost of sales	4,739.2	4,700.8	3,816.5
Research and development	1,695.3	1,763.3	1,439.8
Selling, general and administrative	3,399.8	3,530.9	3,015.2
Amortization of acquired intangible assets	1,806.2	1,768.4	1,173.4
Integration and acquisition costs	585.1	894.5	883.9
Reorganization costs	286.2	47.9	121.4
Gain on sale of Oncology and product rights	(266.6)	(0.4)	(16.5)

Total operating expenses, net	12,245.2	12,705.4	10,433.7

Operating income from continuing operations	3,244.8	2,455.2	962.9

Interest income	6.4	9.7	18.4
Interest expense	(482.6)	(578.9)	(469.6)
Other (expense)/income, net	(23.2)	7.4	(25.6)

Total other expense, net	(499.4)	(561.8)	(476.8)

Income from continuing operations before income taxes and equity in earnings of equity method investees	2,745.4	1,893.4	486.1
Income tax (expense) / benefit	(430.9)	2,357.6	126.1
Equity in earnings/(losses) of equity method investees, net of taxes	12.9	2.5	(8.7)

Income from continuing operations, net of taxes	2,327.4	4,253.5	603.5
Gain/(loss) from discontinued operations, net of taxes	—	18.0	(276.1)

Net income	$2,327.4	$4,271.5	$327.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(In millions, except per share amounts)

	Years ended December 31,
	2018	2017	2016
Earnings per Ordinary Share – basic
Earnings from continuing operations	$2.55	$4.69	$0.78
Earnings/(loss) from discontinued operations	—	0.02	(0.35)

Earnings per Ordinary Share – basic	$2.55	$4.71	$0.43

Earnings per Ordinary Share – diluted
Earnings from continuing operations	$2.53	$4.66	$0.77
Earnings/(loss) from discontinued operations	—	0.02	(0.35)

Earnings per Ordinary Share – diluted	$2.53	$4.68	$0.42

Weighted average number of shares:
Basic	913.0	906.5	770.1
Diluted	918.5	912.0	776.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Years ended December 31,
	2018	2017	2016
Net income	$2,327.4	$4,271.5	$327.4
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(952.8)	2,785.0	(1,323.3)
Pension and other employee benefits (net of tax expense of $11.9, $11.2, and $8.8 for the years ended December 31, 2018, 2017 and 2016, respectively)	(12.8)	32.7	(5.2)
Unrealized (loss)/gain on available-for-sale securities (net of tax benefit of $nil, $0.1, and $0.1 for the years ended December 31, 2018, 2017 and 2016, respectively)	(67.9)	61.3	8.3
Hedging activities (net of tax benefit of $nil, $3.1, and net of tax expense of $3.3 for the years ended December 31, 2018, 2017 and 2016, respectively)	—	(6.4)	6.4

Comprehensive income/(loss)	$1,293.9	$7,144.1	$(986.4)

The components of Accumulated other comprehensive income as of December 31, 2018 and December 31, 2017 are as follows:

	Years ended December 31,
	2018	2017
Foreign currency translation adjustments	$326.8	$1,279.6
Pension and other employee benefits, net of taxes	14.7	27.5
Unrealized holding gain on available-for-sale securities, net of taxes	—	67.9

Accumulated other comprehensive income	$341.5	$1,375.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In millions)

	Common stock number of shares	Common stock	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income/(loss)	Retained earnings	Total equity
As of January 1, 2018	917.1	$81.6	$25,082.2	$(283.0)	$1,375.0	$9,920.6	$36,176.4
Net income	—	—	—	—	—	2,327.4	2,327.4
Other comprehensive loss, net of tax	—	—	—	—	(1,033.5)	—	(1,033.5)
Shares issued under employee benefit plans and other	8.4	0.6	295.7	—	—	—	296.3
Cumulative-effect adjustment from adoption of ASU 2014-09, Revenue from Contracts with Customers	—	—	—	—	—	52.0	52.0
Cumulative-effect adjustment from adoption of ASU 2016-01, Financial Instruments - Overall	—	—	—	—	—	67.9	67.9
Cumulative-effect adjustment from adoption of ASU 2016-16, Income Taxes	—	—	—	—	—	7.5	7.5
Share-based compensation	—	—	189.5	—	—	—	189.5
Shares released by employee benefit trust to satisfy exercise of stock options	—	—	—	25.3	—	(25.3)	—
Dividends	—	—	—	—	—	(327.5)	(327.5)

As of December 31, 2018	925.5	$82.2	$25,567.4	$(257.7)	$341.5	$12,022.6	$37,756.0

Dividends per share

During the year ended December 31, 2018, Shire plc declared and paid dividends of $0.3539 U.S. per ordinary share (equivalent of $1.0617 U.S. per ADS) totaling $327.5 million.

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In millions)

	Common stock number of shares	Common stock	Additional paid-in capital	Treasury stock	Accumulated other comprehensive (loss)/income	Retained earnings	Total equity
As of January 1, 2017	912.2	$81.3	$24,740.9	$(301.9)	$(1,497.6)	$5,925.3	$28,948.0
Net income	—	—	—	—	—	4,271.5	4,271.5
Other comprehensive income, net of tax	—	—	—	—	2,872.6	—	2,872.6
Shares issued under employee benefit plans and other	4.9	0.3	155.7	—	—	—	156.0
Cumulative-effect adjustment from adoption of ASU 2016-09	—	—	10.7	—	—	24.0	34.7
Share-based compensation	—	—	174.9	—	—	—	174.9
Shares released by employee benefit trust to satisfy exercise of stock options	—	—	—	18.9	—	(18.9)	—
Dividends	—	—	—	—	—	(281.3)	(281.3)

As of December 31, 2017	917.1	$81.6	$25,082.2	$(283.0)	$1,375.0	$9,920.6	$36,176.4

Dividends per share

During the year ended December 31, 2017, Shire plc declared and paid dividends of $0.3079 U.S. per ordinary share (equivalent to $0.9237 U.S. per ADS) totaling $281.3 million.

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In millions)

	Common stock number of shares	Common stock	Additional paid-in capital	Treasury stock	Accumulated other comprehensive loss	Retained earnings	Total equity
As of January 1, 2016	601.1	$58.9	$4,486.3	$(320.6)	$(183.8)	$5,788.3	$9,829.1
Net income	—	—	—	—	—	327.4	327.4
Other comprehensive loss, net of tax	—	—	—	—	(1,313.8)	—	(1,313.8)
Shares issued under employee benefit plans	5.9	0.4	138.4	—	—	—	138.8
Shares issued for the acquisition of Baxalta	305.2	22.0	19,788.9	—	—	—	19,810.9
Share-based compensation	—	—	318.5	—	—	—	318.5
Tax benefit associated with exercise of stock options	—	—	8.8	—	—	—	8.8
Shares released by employee benefit trust to satisfy exercise of stock options	—	—	—	18.7	—	(19.1)	(0.4)
Dividends	—	—	—	—	—	(171.3)	(171.3)

As of December 31, 2016	912.2	$81.3	$24,740.9	$(301.9)	$(1,497.6)	$5,925.3	$28,948.0

Dividends per share

During the year ended December 31, 2016, Shire plc declared and paid dividends of $0.2679 per ordinary share (equivalent to $0.8037 per ADS) totaling $171.3 million.

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Years ended December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,327.4	$4,271.5	$327.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,396.3	2,264.2	1,466.3
Share based compensation	189.5	174.9	318.5
Expense related to the unwind of inventory fair value adjustments	42.8	747.8	1,118.0
Change in deferred taxes	(246.0)	(2,916.4)	(594.6)
Change in fair value of contingent consideration	41.5	120.7	11.1
Impairment of PP&E and intangible assets	205.5	289.9	101.3
Gain on sale of Oncology franchise	(266.6)	—	—
Other, net	(37.8)	68.4	156.9
Changes in operating assets and liabilities:
Increase in accounts receivable	(281.5)	(487.6)	(701.7)
Increase in sales deduction accrual	383.6	314.1	288.3
Increase in inventory	(355.9)	(145.1)	(255.8)
(Increase)/decrease in prepayments and other assets	(36.4)	81.1	(198.4)
Increase/(decrease) in accounts payable and other liabilities	247.7	(526.8)	621.6

Net cash provided by operating activities	4,610.1	4,256.7	2,658.9

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of Oncology franchise	2,412.2	—	—
Purchases of PP&E	(787.0)	(798.8)	(648.7)
Acquisition of business, net of cash acquired	(104.7)	—	(17,476.2)
Proceeds from sale of investments	31.8	88.6	0.9
Other, net	(98.1)	23.1	(28.6)

Net cash provided by/(used in) investing activities	1,454.2	(687.1)	(18,152.6)

SHIRE PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(In millions)

	Years ended December 31,
	2018	2017	2016
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving line of credit, long term and short term borrowings	4,398.9	4,236.7	32,443.4
Repayment of revolving line of credit, long term and short term borrowings	(9,551.7)	(7,681.4)	(16,404.3)
Payment of contingent consideration	(396.0)	—	—
Payment of dividend	(327.5)	(281.3)	(171.3)
Proceeds from issuance of stock for share-based compensation arrangements	306.8	134.1	169.2
Other, net	(26.7)	(27.4)	(211.2)

Net cash (used in)/provided by financing activities	(5,596.2)	(3,619.3)	15,825.8

Effect of foreign exchange rate changes on cash and cash equivalents	(13.3)	7.1	0.8

Net increase/(decrease) in cash, cash equivalents, and restricted cash	454.8	(42.6)	332.9
Cash, cash equivalents, and restricted cash at beginning of period	511.8	554.4	221.5

Cash, cash equivalents, and restricted cash at end of period	$966.6	$511.8	$554.4

Supplemental information:
Interest paid	$471.2	$554.2	$284.0
Income taxes paid, net	$814.7	$524.7	$431.0

Cash, cash equivalents, and restricted cash information:
Cash and cash equivalents	$924.6	$472.4	$528.8
Restricted cash	42.0	39.4	25.6

Cash, cash equivalents, and restricted cash at end of period	$966.6	$511.8	$554.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Operations

Shire plc and its subsidiaries (collectively referred to as either “Shire” or the “Company”) is a global biotechnology company focused on serving people with rare diseases.

Some of the Company’s marketed products include GAMMAGARD, HYQVIA, and TAKHZYRO for Immunology, ADVATE/ADYNOVATE, VONVENDI, and FEIBA for Hematology, ELAPRASE and REPLAGAL for Genetic Diseases, VYVANSE, ADDERALL XR, and MYDAYIS for Neuroscience, GATTEX/REVESTIVE and NATPARA/NATPAR for Internal Medicine, and XIIDRA for Ophthalmics.

The Company has grown both organically and through acquisition, completing a series of major transactions that have brought therapeutic, geographic, and pipeline growth and diversification.

On August 31, 2018, Shire completed the sale of its Oncology franchise to Servier S.A.S. (Servier) for $2.4 billion.

On January 8, 2019, Takeda Pharmaceutical Company Limited (Takeda) completed the acquisition of Shire. Shire shareholders received $30.33 in cash for each Shire ordinary share and either 0.839 of a new share in Takeda (issued in connection with the Acquisition) (each a “New Takeda Share”) or 1.678 ADSs in Takeda (each a “New Takeda ADS”) (one New Takeda ADS equals 0.5 New Takeda Share).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of Shire plc and all of its subsidiaries, after elimination of inter-company accounts and transactions. They have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of Financial Statements, in conformity with U.S. GAAP, requires management to make estimates, judgments, and assumptions that affect the reported and disclosed amounts of assets, liabilities, and equity at the date of the Consolidated Financial Statements and reported amounts of revenues and expenses during the period. On an on-going basis, the Company evaluates its estimates, judgments, and methodologies. Estimates are based on historical experience, current conditions, and on various other assumptions that are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amounts of revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions.

Consolidation

The Consolidated Financial Statements reflect the financial statements of the Company and those of the Company’s wholly-owned subsidiaries. For consolidated entities where the Company owns or is exposed to less than 100% of the economics, the Company records net income (loss) attributable to non-controlling interests in its Consolidated Statements of Operations equal to the percentage of the economic or ownership interest retained in such entities by the respective non-controlling parties. Intercompany balances and transactions are eliminated in consolidation.

The Company determines whether to consolidate subsidiaries based on either the variable interest entity (VIE) model or the voting interest model. The Company consolidates a VIE if it is determined that the Company is the primary beneficiary of the VIE. In determining whether the Company is the primary beneficiary of an entity, management applies a qualitative approach that determines whether the Company has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to that entity. The Company consolidates entities that are not VIEs if it is determined that the Company holds a majority voting interest in the entity.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Intercompany balances and transactions are eliminated in consolidation.

Business combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method, assets acquired, including in-process research and development (IPR&D) projects, and liabilities assumed are recorded at their respective fair values as of the acquisition date in the Consolidated Financial Statements. The excess of the fair value of consideration transferred over the fair value of the net assets acquired is recorded as goodwill. Contingent consideration obligations incurred in connection with a business combination (including the assumption of an acquiree’s liability arising from a business combination it completed prior to the acquisition) are recorded at their fair values on the acquisition date and remeasured at their fair values each subsequent reporting period until the related contingencies are resolved. The resulting changes in fair values are recorded in earnings.

Goodwill

Goodwill represents the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets acquired in a business combination. Goodwill is not amortized, but instead is reviewed for impairment. Goodwill is reviewed annually, as of October 1st, and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. Events or changes in circumstances which could trigger an impairment review include but are not limited to: unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities and acts by governments and courts.

For the purpose of assessing the carrying value of goodwill for impairment, goodwill is allocated at the Company’s reporting unit level. As described in Note 28, Segment Reporting, the Company operates in one operating segment which it considers to be its only reporting unit.

The Company reviews goodwill for impairment by firstly assessing qualitative factors, including comparing the market capitalization of the Company to the carrying value of its assets, to determine whether events or circumstances exist which indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing these qualitative factors, it is deemed more likely than not that the fair value of a reporting unit is less than its carrying value, a “two step” quantitative assessment is performed by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit.

If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of its reporting unit, then it determines the implied fair value of its reporting unit’s goodwill. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

Intangible Assets

Intangible assets primarily relate to commercially marketed products and IPR&D projects. Intangible assets are recorded at fair value at the time of their acquisition and are stated in the Consolidated Balance Sheets, net of accumulated amortization and impairments, if applicable.

Intangible assets related to commercially marketed products are amortized over their estimated useful lives. Remaining useful lives range from 1 year to 22 years (weighted average 18 years) and the Company amortizes its intangibles on an economic consumption method, or a straight-line basis when straight-line method approximates economic consumption method.

Milestone payments made to third parties on and subsequent to regulatory approval are capitalized as intangible assets, and amortized over the remaining useful life of the related product.

The following factors, where applicable, are considered in estimating the useful lives of intangible assets:

•	expected use of the asset;

•	regulatory, legal or contractual provisions, including the regulatory approval and review process, patent issues and actions by government agencies;

•

the effects of obsolescence, changes in demand, competing products and other economic factors, including the stability of the market, known technological advances, development of competing drugs that are more effective clinically or economically;

•	actions of competitors, suppliers, regulatory agencies or others that may eliminate current competitive advantages; and

•	historical experience of renewing or extending similar arrangements.

Acquired IPR&D represents the fair value assigned to research and development assets that have not reached technological feasibility. The value assigned to acquired IPR&D is determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting revenue from the projects, and discounting the net cash flows to present value. The revenue and costs projections used to value acquired IPR&D are, as applicable, reduced based on the probability of success of developing a new drug. Additionally, the projections consider the relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the Company and its competitors. The rates utilized to discount the net cash flows to their present value are commensurate with the stage of development of the projects and uncertainties in the economic estimates used in the projections.

Upon the acquisition of IPR&D, the Company completes an assessment of whether the acquisition constitutes the purchase of a single asset or a group of assets. The Company considers multiple factors in this assessment, including the nature of the technology acquired, the presence or absence of separate cash flows, the development process and stage of completion, quantitative significance and its rationale for entering into the transaction.

When the Company acquires a business as defined under applicable accounting standards, then the acquired IPR&D would be recorded as an intangible asset. When the Company acquires an asset or group of assets that do not meet the definition of a business, then the acquired IPR&D would be expensed on its acquisition date. Future costs to develop these assets would be recorded to research and development expense as they are incurred.

IPR&D projects are considered to be indefinite-lived until completion of the associated R&D efforts. If and when development is complete, which generally occurs when regulatory approval to market a product is obtained, the associated assets would be deemed finite-lived and would then be amortized based on their respective estimated useful lives at that point in time. Intangible assets related to IPR&D projects are reviewed for impairment at least annually, as of October 1st, until commercialization, after which time the IPR&D is amortized over its estimated useful life.

Impairment of Long-lived Assets

The Company evaluates the carrying value of long-lived assets, except for goodwill and indefinite lived intangible assets, whenever events or changes in circumstances, indicate that the carrying amounts of the relevant assets may not be recoverable. Events or changes in circumstances may include the impact of new product launches or action by competitors. When such a determination is made, management’s estimate of undiscounted cash flows to be generated by the use and ultimate disposition of these assets is compared to the carrying value of the assets to determine whether the carrying value is recoverable. Some of the Company’s more significant estimates included in the undiscounted cash flows include changes in the number of continuing patients on medication, changes in the estimated patient usage of the product, and the decay rate in the terminal period. An adverse change in a key assumption could negatively impact the Company’s ability to recover all or part of the carrying value.

If the carrying value is deemed not to be recoverable, the amount of the impairment recognized in the Consolidated Financial Statements is determined by estimating the fair value of the relevant assets and recording an impairment loss for the amount by which the carrying value exceeds the estimated fair value.

The Company calculates the fair value using significant estimates and assumptions including but not limited to: revenues and operating profits related to the products, existing competitive activities and acts by governments and courts. Changes in these estimates and assumptions could materially affect the determination of fair value. Should the fair value of long-lived assets decline, charges for impairment may be necessary.

Fair Value Measurements

The Company has certain financial assets and liabilities recorded at fair value which have been classified as Level 1, 2 or 3 within the fair value hierarchy as described in the accounting standards for fair value measurements:

•	Level 1 - Fair values are determined utilizing quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

•

Level 2 - Fair values are determined by utilizing quoted prices for similar assets and liabilities in active markets or other market observable inputs such as interest rates, yield curves and foreign currency spot rates; and

•	Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The majority of the Company’s financial assets have been classified as Level 1 and 2. The Company’s financial assets, which include cash equivalents, derivative contracts, marketable equity and debt securities, and plan assets for deferred compensation, have been initially valued at the transaction price and subsequently valued, at the end of each reporting period, utilizing third-party pricing services or other market observable data. The Company utilizes industry standard valuation models, including both income and market-based approaches and observable market inputs to determine value. These observable market inputs include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates and other industry and economic events.

Accounts receivable

The Company’s accounts receivable arises from Product sales and represent amounts due from its customers. The Company monitors the financial performance and credit worthiness of its large customers so that it can assess and respond to changes in their credit profile. The Company provides reserves against accounts receivable for estimated losses, if any, that may result from a customer’s inability to pay. Amounts determined to be uncollectible are written-off against the reserve.

Investments

The Company has certain investments in pharmaceutical and biotechnology companies whose securities are not publicly traded and where fair value is not readily available. These investments are recorded using either the cost method or the equity method of accounting, depending on its ownership percentage and other factors that suggest the Company has significant influence. Under the equity method of accounting, the Company records its investments in equity-method investees in the consolidated balance sheet under Investments and its share of the investees’ earnings or losses together with other-than- temporary impairments in value under Equity in earnings/(losses) of equity method investees, net of taxes in the Consolidated Statements of Operations. The Company monitors these investments to evaluate whether any decline in their value has occurred that would be other-than-temporary, based on the implied value of recent company financings, public market prices of comparable companies, and general market conditions.

All other equity investments, which consist of investments for which the Company does not have the ability to exercise significant influence, are accounted for under the cost method or at fair value. Investments in private companies are carried at cost, less provisions for other-than-temporary impairment in value. For investments in equity investments that have readily determinable fair values, the Company classifies its equity investments as available-for-sale and, accordingly, records these investments at their fair values with unrealized holding gains and losses included in the Consolidated Statements of Comprehensive Income, net of any related tax effect. Realized gains and losses, and declines in value of available-for-sale securities judged to be other-than-temporary, are included in Other income/(expense), net in the Consolidated Statements of Operations. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included as Interest income in the Consolidated Statements of Operations.

Inventories

Inventories are stated at the lower of cost, computed using the first-in, first-out method, and net realizable value. The inventory costs are classified as long term when the Company expects to utilize the inventory beyond the normal operating cycle and includes these costs in Other non-current assets in the Consolidated Balance Sheets.

Capitalization of Inventory Costs

The Company capitalizes inventory costs associated with its products prior to regulatory approval, when, based on management’s judgment, future commercialization is considered highly probable and the future economic benefit is expected to be realized.

Obsolescence and Unmarketable Inventory

Inventories are written down for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and estimated net realizable value based upon assumptions about future demand and market conditions. Amounts written down due to obsolescence and unmarketable inventory are charged to Cost of sales.

Property, plant and equipment

Property, plant and equipment are carried at cost, net of accumulated depreciation and impairment losses. Property, plant and equipment are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The cost of normal, recurring, or periodic repairs and maintenance activities related to property, plant and equipment are expensed as incurred. The cost for planned major maintenance activities, including the related acquisition or construction of assets, is capitalized if the repair will result in future economic benefits.

Interest costs incurred during the construction of major capital projects are capitalized until the underlying asset is ready for its intended use, at which point the interest costs are amortized as depreciation expense over the useful life of the underlying asset. The Company also capitalizes certain direct and incremental costs associated with the validation effort required for licensing by regulatory agencies of new manufacturing equipment for the production of a commercially approved drug. These costs primarily include direct labor and material and are incurred in preparing the equipment for its intended use. The validation costs are amortized over the useful life of the related equipment.

Depreciation of property, plant and equipment is calculated using the straight-line method over the estimated useful lives as follows:

Asset category	Estimated useful lives
Land	Not depreciated
Buildings and leasehold improvements	15 to 50 years
Office furniture, fittings and equipment	3 to 10 years
Machinery, equipment and other	3 to 15 years

At the time property, plant and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts. The profit or loss on such disposition is reflected in operating income.

Assets Held for Sale

The Company classifies long-lived assets or disposal groups to be sold as held for sale in the period in which all of the following criteria are met:

•	management, having the authority to approve the action, commits to a plan to sell the asset or disposal group;

•	the asset or disposal group is available for immediate sale in its present condition;

•	an active program to locate a buyer and other actions required to complete the plan to sell the asset or disposal group have been initiated;

•

the sale of the asset or disposal group is probable, and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset or disposal group beyond one year;

•	the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

•	actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Company initially measures a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held-for-sale criteria are met.

The Company assesses the fair value of a long-lived asset or disposal group less any costs to sell each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the asset or disposal group, as long as the new carrying value does not exceed the carrying value of the asset at the time it was initially classified as held for sale.

Upon determining that a long-lived asset or disposal group meets the criteria to be classified as held for sale, the Company ceases depreciation.

Discontinued operations

Discontinued operations comprise those activities that were disposed of during the period or which were classified as held for sale at the end of the period, and represent a separate major line of business or geographical area that can be clearly distinguished for operational and financial reporting purposes.

Contingent consideration payable

Contingent consideration payable represents future milestones and royalties the Company may be required to pay in conjunction with business combinations. The amounts ultimately payable by the Company are dependent upon the successful achievement of the underlying scientific or commercial event and future net sales of the relevant products over applicable term. The Company records an obligation for such contingent payments at fair value on the acquisition date. The Company assesses the probability, and estimated timing, of these milestones being achieved and the present value of forecast future net sales of the relevant products and re-measures the related contingent consideration to fair value each balance sheet date. The amount of contingent consideration that ultimately may be payable by Shire in relation to future royalties is dependent upon future net sales of the relevant products over the life of the royalty term.

The fair value of the Company’s contingent consideration payable, which is considered as Level 3 within the fair value hierarchy, could significantly increase or decrease due to changes in certain assumptions which underpin the fair value measurements. Each set of assumptions and milestones is specific to the individual contingent consideration payable. The assumptions include, among other things, the probability of, and period in which, the relevant milestone event is expected to be achieved; the amount of royalties that will be payable based on forecast net sales of the relevant products; and the discount rates to be applied in calculating the present values of the relevant milestone or royalty. The Company regularly reviews these assumptions, and makes adjustments to the fair value measurements as required by facts and circumstances.

Derivative financial instruments

The Company uses derivative financial instruments to manage its exposure to foreign exchange risk to earnings relating to forecasted transactions and recognized assets and liabilities. For each derivative instrument that is designated and effective as a cash flow hedge, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income (AOCI) and then recognized in earnings consistent with the underlying hedged item. Cash flow hedges are classified in revenues and cost of sales and primarily relate to forecasted third-party sales denominated in foreign currencies and forecasted intercompany sales denominated in foreign currencies, respectively.

In its application of hedge accounting, the Company assesses, both at inception and on a prospective basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in cash flows or fair values of the hedged items. The Company also assesses hedge effectiveness on a retrospective basis every quarter with any hedge ineffectiveness recorded to the Consolidated Statements of Operations.

The Company uses forward contracts to mitigate the effects of changes in foreign exchange relating to certain of the Company’s intercompany and third-party receivables and payables. These derivative instruments generally are not formally designated as hedges and the terms of these instruments generally do not exceed three months. The fair values of these instruments are included in the Consolidated Balance Sheets in Current assets or Current liabilities, with changes in the fair value recognized in the Consolidated Statements of Operations. The cash flows relating to these instruments are presented within Net cash provided by operating activities in the Consolidated Statements of Cash Flows, unless the derivative instruments are economically hedging specific investing or financing activities.

Translation of foreign currency

The functional currency for most of the foreign subsidiaries is their local currency. For the non-U.S. subsidiaries that transact in a functional currency other than the U.S. dollar, assets and liabilities are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average foreign exchange rates for the period. Adjustments resulting from the translation of the financial statements of the foreign operations into U.S. dollars are excluded from the determination of Net income and are recorded in AOCI, a separate component of equity. For subsidiaries where the functional currency of the assets and liabilities differ from the local currency, non-monetary assets and liabilities are translated at the rate of exchange in effect on the date assets were acquired while monetary assets and liabilities are translated at current rates of exchange as of the balance sheet date. Income and expense items are translated at the average foreign currency rates for the period. Translation adjustments of these subsidiaries are included in Other income/(expense), net.

Foreign currency exchange transaction (losses)/gains included in Consolidated Statements of Operations in the years ended December 31, 2018, 2017, and 2016 amounted to $(37.5) million, $(97.3) million, $17.7 million respectively.

Cost of sales

Cost of sales includes the cost of purchasing finished product for sale, the cost of raw materials and costs of manufacturing those products including shipping and handling costs, depreciation and amortization of intangible assets in respect of favorable manufacturing contracts. Royalties payable to third party intellectual property owners related to the sold products are also included in Cost of sales.

Research and development (R&D) expense

Research and development expenses consist of compensation and benefits, facilities and overhead expenses, clinical trial expenses and fees paid to contract research organizations (CROs), clinical supply and manufacturing expenses and upfront fees and milestones paid to collaborators. R&D expense also includes the impairment charges related to the IPR&D intangible assets.

Research and development expenses are expensed as incurred. Payments that were made for research and development services prior to the services being rendered are recorded as Other current assets on the Consolidated Balance Sheets and are expensed as the services are provided. Management also accrues the costs of ongoing clinical trials associated with programs that have been terminated or discontinued for which there is no future economic benefit at the time the decision is made to terminate or discontinue the program.

Selling, general and administrative expenses

Selling, general and administrative expenses are primarily comprised of compensation and benefits associated with sales and marketing, finance, human resources, legal, information technology and other administrative personnel, outside marketing, advertising and legal expenses and other general and administrative costs.

Advertising costs are expensed as incurred. Advertising costs amounted to $207.2 million, $210.3 million, and $216.0 million for the years ended December 31, 2018, 2017, and 2016 respectively.

Collaborative arrangements

The Company enters into collaborative arrangements to develop and commercialize drug candidates. These collaborative arrangements often require up-front, milestone, royalty or profit share payments, or a combination of these, with payments often contingent upon the success of the related development and commercialization efforts. Collaboration agreements entered into by the Company may also include expense reimbursements or other such payments to the collaborating partner. The Company records payments received from the collaborative partners for their share of the development costs as a reduction of research and development expense.

For collaborations with commercialized products, if the Company is the principal, it records revenue and the corresponding operating costs in their respective line items in the Consolidated Statements of Operations. If the Company is not the principal, it records operating costs as a reduction of revenue.

Leased assets

The costs of operating leases are charged to operations on a straight-line basis over the lease term, even if rental payments are not made on such a basis.

Assets acquired under capital leases are included in the Consolidated Balance Sheets as property, plant and equipment and are depreciated over the shorter of the period of the lease or their useful lives. The capital element of future lease payments is recorded as a liability, while the interest element is charged to operations over the period of the lease to produce a level yield on the balance of the capital lease obligation.

Finance costs of debt

Financing costs relating to debt issued are recorded against the corresponding debt and amortized to the Consolidated Statements of Operations over the period to the earliest redemption date of the debt, using the effective interest rate method. On extinguishment of the related debt, any unamortized deferred financing costs are written off and charged to Interest expense in the Consolidated Statements of Operations.

Income taxes

The provision for income taxes includes Irish corporation tax, US federal, state, local and other foreign taxes. Income taxes are accounted for under the liability method.

Uncertain tax positions are recognized in the Consolidated Financial Statements for positions which are considered more likely than not of being sustained, based on the technical merits of the position on audit by the tax authorities. The measurement of the tax benefit recognized in the Consolidated Financial Statements is based upon the largest amount of tax benefit that, in management’s judgment, is greater than 50% likely of being realized based on a cumulative probability assessment of the possible outcomes.

The Company recognizes interest and penalties relating to income taxes within Income taxes. Interest income on cash required to be deposited with the tax authorities is recognized within Interest income.

Deferred tax assets and liabilities are recognized for differences between the carrying amounts of assets and liabilities in the Consolidated Financial Statements and the tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred tax assets and liabilities are measured using the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings per share

Basic earnings per share is based upon net income attributable to the Company divided by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is based upon net income attributable to the Company divided by the weighted average number of ordinary share equivalents outstanding during the period, adjusted for the dilutive effect of all potential ordinary shares equivalents that were outstanding during the year. Such potentially dilutive shares are excluded when the effect would be to increase diluted earnings per share or reduce the diluted loss per share.

Share-based compensation

The share-based compensation programs grant awards that include stock-settled share appreciation rights (SARs), stock options, performance share awards (PSAs), restricted stock units (RSUs) and performance share units (PSUs). The Company also operates a Global Employee Stock Purchase Plan, and Sharesave Plans in the UK and Ireland.

Share-based compensation represents the cost of share-based awards granted to employees. The Company measures share-based compensation cost for awards classified as equity at the grant date, based on the estimated fair value of the award. Predominantly all of the Company’s awards have service and/or performance conditions and the fair values of these awards are estimated using a Black-Scholes valuation model.

For share-based compensation awards which cliff vest, the Company recognizes the cost of the relevant share-based payment award as an expense on a straight-line basis (net of estimated forfeitures) over the employee’s requisite service period. For those share-based compensation awards with a graded vesting schedule, the Company recognizes the cost of the relevant share-based payment award as an expense on a straight-line basis (net of estimated forfeitures) over the requisite service period for the entire award (that is, over the requisite service period for the last separately vesting portion of the award). The share-based compensation expense is recorded in Cost of product sales, R&D, SG&A, Reorganization costs and Integration and Acquisition costs in the Consolidated Statements of Operations based on the employees’ respective functions.

The Company records deferred tax assets for awards that result in deductions on the Company’s income tax returns, based on the amount of compensation cost recognized and the Company’s statutory tax rate in the jurisdiction in which it will receive a deduction. Following the adoption of new accounting guidance effective January 1, 2017, for the year ended December 31, 2017, differences between the deferred tax assets and the actual tax deduction reported on the Company’s income tax returns were recorded in the Consolidated Statements of Operations, including if the tax deduction exceeds the deferred tax asset. The Company’s share-based compensation plans are described in more detail in Note 25, Share-based Compensation Plans.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) that the Company adopts as of the specified effective date. Unless otherwise discussed below, the Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on the Company’s financial position or results of operations upon adoption.

Adopted during the current period

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB subsequently issued several additional ASUs amending the guidance and deferred effective date to January 1, 2018. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements, and financial instruments. Under this accounting standard, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. The Company adopted this new standard on January 1, 2018, using the modified retrospective transition method. Under this method, the Company recognized the cumulative-effect of initially applying the standard as an adjustment to the opening balance of retained earnings. As a result, the Company recorded a cumulative-effect adjustment to increase Retained earnings by $52.0 million, net of tax of $15.6 million. The modified retrospective transition method was applied only to the contracts that were not completed as of the adoption date.

For a complete discussion of accounting for revenue with customers, refer to Note 3, Revenue Recognition, to these Consolidated Financial Statements.

Impact of adoption

As a result of adopting the new accounting for revenue with customers on January 1, 2018, the following financial statement line items as of and for the year ended December 31, 2018 were affected. The following tables provide the amounts as reported in these Consolidated Financial Statements and as if the previous accounting guidance was in effect.

Consolidated Balance Sheets

	As of December 31, 2018
(In millions)	As reported	Before Adoption of Topic 606
Other current assets	$990.0	$941.6
Other current liabilities	349.7	350.7
Other non-current liabilities	2,235.2	2,236.9
Retained earnings	12,022.6	11,993.5

Consolidated Statements of Operations

	Years ended December 31, 2018
(In millions, except per share)	As reported	Before Adoption of Topic 606
Product sales	$15,017.2	$14,983.2
Royalties and other revenues	472.8	536.4
Net income	2,327.4	2,350.3
Net income per share applicable to common shareholders - basic	2.55	2.57
Net income per share applicable to common shareholders - diluted	2.53	2.56

Consolidated Statements of Cash Flows

	Years ended December 31, 2018
(In millions)	As reported	Before Adoption of Topic 606
Net income	$2,327.4	$2,350.3
Adjustments to reconcile net income to net cash provided by operating activities:
(Increase)/decrease in prepayments and other assets	(36.4)	12.0
Increase in accounts payable and other liabilities	247.7	250.4

Financial Instrument Accounting

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new standard amends certain aspects of accounting and disclosure requirements of financial instruments, including the requirement that equity investments with readily determinable fair values be measured at fair value with changes in fair value recognized in the results of operations. The new standard was effective January 1, 2018. The Company adopted ASU No. 2016-01 in the first quarter of 2018. As a result of the adoption, the Company recorded a cumulative-effect adjustment to Retained earnings of $67.9 million to reclassify unrealized gains from available-for-sale equity securities previously recognized in Other comprehensive income.

Statement of Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new standard clarifies certain aspects of the statement of cash flows, and aims to reduce diversity in practice regarding how certain transactions are classified in the statement of cash flows. This standard was effective January 1, 2018. The Company adopted ASU No. 2016-15 in the first quarter of 2018. The adoption of this guidance did not have a material impact on the Company’s financial position and results of operations.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The new guidance is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. This standard was effective January 1, 2018. The Company adopted ASU No. 2016-18 in the first quarter of 2018 and amended the presentation of its statements of cash flows for the years ended December 31, 2018, 2017, and 2016 accordingly. The adoption of this guidance did not have a material impact on the Company’s financial position and results of operations.

Income Taxes

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory. This standard removes the current exception in U.S. GAAP prohibiting entities from recognizing current and deferred income tax expenses or benefits related to transfer of assets, other than inventory, within the consolidated entity. The current exception to defer the recognition of any tax impact on the transfer of inventory within the consolidated entity until it is sold to a third party remains unaffected. The standard was effective January 1, 2018. The Company adopted the new standard in the first quarter of 2018 using a modified retrospective approach with a cumulative-effect adjustment to opening retained earnings. The adoption of this guidance did not have a material impact on the Company’s financial position and results of operations.

Retirement Benefits Income Statement Presentation

In March 2017, the FASB issued ASU 2017-07, Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The standard amends the income statement presentation of the components of net periodic benefit cost for defined benefit pension and other postretirement plans. The standard requires entities to (1) disaggregate the current-service-cost component from the other components of net benefit cost (the “other components”) and present it with other current compensation costs for related employees in the income statement and (2) present the other components elsewhere in the income statement and outside of income from operations if such a subtotal is presented. It also requires entities to disclose the income statement lines that contain the other components if they are not presented on appropriately described separate lines. The standard was effective January 1, 2018. The Company adopted ASU No. 2017-07 in the first quarter of 2018. Adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

Share-Based Payment Accounting

In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718): Scope Modification Accounting. The new standard clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. This standard was effective January 1, 2018. The Company adopted ASU No. 2017-09 in the first quarter of 2018. Adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test of Goodwill Impairment. This new standard simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The Company adopted ASU No. 2017-04 in the first quarter of 2018. Adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

To be adopted in future periods

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new accounting guidance will require the recognition of all long-term lease assets and lease liabilities by lessees and sets forth new disclosure requirements for those lease assets and liabilities. The standard requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements. This standard will be effective for the Company on January 1, 2019. Early adoption is permitted. Based on the lease portfolio as of December 31, 2018, the Company anticipates recording a material lease liability and right-of-use asset on its Consolidated Balance Sheets, with no material impact to its Consolidated Statements of Operations or Consolidated Statements of Cash Flows.

Derivatives and Hedging

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The standard amends its hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements. The new guidance also expands an entity’s ability to hedge non-financial and financial risk components and reduces complexity in fair value hedges of interest rate risk. Additionally, it eliminates the requirement to separately measure and report hedge ineffectiveness, eases certain assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. This standard will be effective for the Company on January 1, 2019. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

Fair Value Measurement

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The new standard eliminates, adds and modifies certain disclosure requirements for fair value measurement as part of its disclosure framework project. The amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy will no longer be required to be disclosed, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. This standard will be effective for the Company on January 1, 2020. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

Retirement Benefits - Defined Benefit Plans

In August 2018, the FASB issued ASU No. 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans. The new standard changes the disclosure requirements for employers that sponsor defined benefit pension and/or other postretirement benefits plans. The guidance eliminates requirements for certain disclosures that are no longer considered cost beneficial and requires new ones that the FASB considers pertinent. This standard will be effective for the Company on January 1, 2020. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

Intangibles - Goodwill and Other Internal - Use Software

In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The new standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This standard will be effective for the Company on January 1, 2020. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

Collaborative Arrangements

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and 606. The new standard clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer. The guidance precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction and amends ASC 808 to refer to the unit of account guidance in ASC 606 and requires it to be used only when assessing whether the transaction is in the scope of ASC 606. This standard will be effective for the Company on January 1, 2020. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

3.	Revenue Recognition

Product Revenue, Net

The Company sells its products to major pharmaceutical wholesalers, distributors, and retail pharmacy chains (collectively, its “Customers”). These Customers subsequently resell the Company’s products to healthcare providers and patients. In addition to distribution agreements with Customers, the Company enters into arrangements with healthcare providers and payors that provide for government-mandated and/or privately-negotiated rebates, chargebacks, and discounts with respect to the purchase of the Company’s products.

Revenues from Product sales are recognized when the Customer obtains control, typically upon delivery. When the terms of the contract include customer acceptance provisions, the Company defers revenue recognition until the customer has accepted the goods, unless the acceptance provision relates only to objective specifications which the Company can determine will be met upon shipment. Customer acceptance provisions include temperature checks, government inspections, and other quality control tests. Shipping and handling and fulfillment costs are accrued for when the related revenue is recognized. Taxes collected from Customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Estimates of Variable Consideration

Revenues from Product sales are recorded at the net sales price (transaction price), which includes estimates of variable consideration for reserves related to statutory rebates to State Medicaid and other government agencies; Medicare Part D rebates; commercial rebates and fees to Managed Care Organizations (MCOs), Group Purchasing Organizations (GPOs), distributors, and specialty pharmacies; product returns; sales discounts (including trade discounts); distribution service fees; wholesaler chargebacks; and allowances for coupon and patient assistance programs relating to the Company’s sales of its products.

These reserves are based on estimates of the amounts earned or to be claimed on the related sales. Management’s estimates take into consideration historical experience, current contractual and statutory requirements, specific known market events and trends, industry data, and forecasted customer buying and payment patterns. Overall, these reserves reflect the Company’s best estimates of the amount of consideration to which it is entitled based on the terms of the contract. The amount of variable consideration included in the net sales price is limited to the amount that is probable not to result in a significant reversal in the amount of the cumulative revenue recognized in a future period. If actual results vary, the Company may adjust these estimates, which could have an effect on earnings in the period of adjustment.

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Trade discounts are generally credits granted to wholesalers, specialty pharmacies, and other customers for remitting payment on their purchases within established incentive periods and are classified as a reduction of accounts receivable, offset by revenue in the same period that the related revenue is recognized.

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Chargebacks are credits or payments issued to wholesalers and other distributors who provide products to qualified healthcare providers at prices lower than the list prices charged to the wholesalers or other distributors. Reserves are estimated based on expected purchases by those qualified healthcare providers. Chargeback reserves are classified as a reduction of accounts receivable in the same period that the related revenue is recognized.

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Distribution service fees are credits or payments issued to wholesalers, distributors, and specialty pharmacies for compliance with various contractually-defined inventory management practices or services provided to support patient access to a product. These fees are generally based on a percentage of gross purchases but can also be based on additional services these entities provide. Most of these costs are reflected as a reduction of gross sales; however, to the extent benefit from services can be separately identified and the fair value determined, costs are classified as Selling, general and administrative expenses. Distribution service fees reserves are estimated based on the terms of each individual contract and are classified within accrued expenses.

•

Medicaid rebates are payments to States under statutory and voluntary reimbursement arrangements. Reserves for these rebates are generally based on an estimate of expected product usage by Medicaid patients and expected rebate rates. Statutory rates are generally based on a percentage of selling price adjusted upwards for price increases in excess of published inflation indices. As a result, rebates generally increase as a percentage of the selling price over the life of the product (as prices increase). Medicaid rebate reserves are estimated based on individual product purchase volumes and are classified within accrued expenses.

•

Managed care rebates are payments to third parties, primarily pharmacy benefit managers, and other health insurance providers. The reserve for these rebates is based on an estimate of customer buying patterns and applicable contractual rebate rates to be earned over each period. Managed care rebates reserves are estimated based on the terms of each individual contract and purchase volumes and are classified within accrued expenses.

•

Incentive rebates are generally credits or payments issued to specialty pharmacies, distributors, or Group Purchasing Organizations for qualified purchases of certain products. Incentive rebate reserves are estimated based on the terms of each individual contract and purchase volumes and are classified within accrued expenses.

•

Other discounts and allowances include Medicare rebates, coupon, and patient co-pay assistance. Medicare rebates are payments to health insurance providers of Medicare Part D coverage to qualified patients. Reserve estimates are based on customer buying patterns and applicable contractual rebate rates to be earned over each period. Coupon and co-pay assistance programs provide discounts to qualified patients. Reserve estimates are based on expected claim volumes under these programs and estimated cost per claim that the Company expects to pay. Reserves for Medicare and coupon and patient co-pay programs are classified within accrued expenses.

Product Returns: The Company typically accepts customer product returns in the following circumstances: (a) expiration of shelf life on certain products; (b) product damaged while in the Company’s possession; (c) under sales terms that allow for unconditional return (guaranteed sales); or (d) following product recalls or product withdrawals. Generally, returns for expired product are accepted three months before and up to one year after the expiration date of the related product and the related product is destroyed after it is returned. Depending on the product and the Company’s return policy with respect to that product, the Company may either refund the sales price paid by the customer by issuance of a credit, or exchange the returned product with replacement inventory. The Company typically does not provide cash refunds. The Company estimates the proportion of recorded revenue that will result in a return by considering relevant factors, including but not limited to:

•	historical returns experience;

•	the duration of time taken for products to be returned;

•	the estimated level of inventory in the distribution channel;

•	product recalls and discontinuances;

•	the shelf life of products;

•	the launch of new drugs or new formulations; and

•	the loss of patent protection, exclusivity or new competition.

The estimation process for product returns involves, in each case, a number of interrelating assumptions, which vary for each combination of product and customer. The Company estimates the amount of its product sales that may be returned by its Customers and records this estimate as a reduction of revenue from Product sales in the period the related revenue is recognized.

Royalties and other revenues

The Company enters into agreements, where it licenses certain rights to its products to customers. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, up-front license fees; development, regulatory and commercial milestone payments; payments for manufacturing supply services the Company provides; and royalties on net sales of licensed products. Each of these payments is recognized as Royalties and other revenues.

As part of the accounting for these arrangements, the Company must develop estimates that require judgment to determine the stand-alone selling price for each performance obligation, identified in the contract. Performance obligations are promises in a contract to transfer a distinct good or service to the customer. The Company uses key assumptions to determine the stand-alone selling price, which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical, regulatory and commercial success.

Licenses of intellectual property: If the license to the Company’s intellectual property is distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, up-front fees when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. If the performance obligation is satisfied over time, the Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. Measures of progress for revenue recognition vary depending on the nature of the performance obligation.

Milestone Payments: At the inception of each arrangement that includes milestone payments, the Company evaluates the recognition of milestone payments. Typically, milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are included in the transaction price upon achievement of the milestone. Milestone payments included in transaction price are recognized when or as the performance obligations are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, the Company recognizes revenue at the later of (i) when the related sales occur or (ii) when the license is transferred.

The Company receives payments from its customers based on billing schedules established in each contract, which vary across Shire’s locations, but generally range between 30 to 90 days. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation is that customer will pay for the product or services in one year or less of receiving those products or services.

The following table presents changes in the Company’s contract assets and liabilities during the year ended December 31, 2018:

(In millions)	As of January 1, 2018	Increase, net	As of December 31, 2018
Contract assets:
Unbilled receivables	$42.7	$5.7	$48.4
Contract liabilities:
Deferred revenue	—	0.4	0.4

Contract assets consist of unbilled receivables typically resulting from sales under contracts when revenue recognized exceeds the amount billed to the customer. The contract assets are included in Other current assets in these Consolidated Balance Sheets. Contract liabilities consist of advance payments from customers for future performance obligations. Contract liabilities are included in Other current liabilities in these Consolidated Balance Sheets.

4.	Acquisition

In September 2018, Shire acquired 100 percent of the voting equity interests in a source plasma collection company. The acquisition is expected to increase Shire’s access to plasma in the longer term and add to its European plasma collection network, complementing existing core capabilities in plasma supply, and manufacturing.

The total cash consideration for the acquisition was $107.8 million (CHF 105.0 million). Shire recorded the purchase price as goodwill, intangible assets, and other assets. The $96.3 million goodwill is not deductible for tax purposes.

5.	Dispositions and Assets Held for Sale

On August 31, 2018, the Company completed the sale of its Oncology franchise to Servier. Under the terms of the agreement, Servier acquired Shire’s Oncology franchise for a net consideration of $2.4 billion, in cash. The Company recognized $267.2 million as a gain, which is recorded within Gain on sale of Oncology and product rights in the Company’s Consolidated Statements of Operations.

The assets and liabilities of the Oncology franchise were as follows:

(In millions)	As of August 31, 2018
Intangible Assets	$1,628.3
Goodwill	565.1
Other	25.6

Current Assets	$2,219.0

Current Liabilities	$116.4

As part of its integration efforts, the Company determined it would divest certain facilities.

As of December 31, 2018, the Company classified $130.5 million of assets as held for sale and included within Other current assets in these Consolidated Financial Statements. The $130.5 million of held for sale assets consisted primarily of property, plant and equipment and was net of $146.2 million of impairment charges recorded during the year ended December 31, 2018. The impairment charges were reported within Integration and acquisition costs in these Consolidated Financial Statements.

As of December 31, 2017, the Company classified $19.2 million of assets as held for sale and included within Other current assets. The $19.2 million of held for sale assets consisted primarily of property, plant and equipment and was net of $27.7 million of impairment charges recorded during the year ended December 31, 2017. The impairment charges were reported in Integration and acquisition costs.

The Company also completed the sales of certain assets during 2017 that were previously classified as held for sale for total cash proceeds of $34.6 million. Prior to the sales, the Company recorded held for sale impairment charges of $44.1 million on those assets in 2017, which were also reported in Integration and acquisition costs.

6.	Collaborative and Other Licensing Arrangements

The Company is party to certain collaborative and licensing arrangements. In some of these arrangements, Shire and the licensee are both actively involved in the development and commercialization of the licensed product and have exposure to risks and rewards dependent on its commercial success.

Out-licensing arrangements

The Company has entered into various licensing arrangements where it has licensed certain product or intellectual property rights for consideration such as up-front payments, development milestones, sales milestones and/or royalty payments. Under the terms of these licensing arrangements, the Company may receive development milestone payments up to an aggregate amount of $10.3 million and sales milestones up to an aggregate amount of $91.0 million. The receipt of these substantive milestones is uncertain and contingent on the achievement of certain development milestones or the achievement of a specified level of annual net sales by the licensee. During the years ended 2018 and 2017, the Company received cash related to up-front and milestone payments of $11.8 million and $9.1 million, respectively. During the years ended 2018, 2017, and 2016, the Company recognized milestone income of $21.0 million, $82.5 million, and $17.4 million, respectively, in other revenues, and $67.6 million, $34.6 million, and $63.0 million, respectively, in product sales for shipment of product to the relevant licensee.

Collaboration and in-licensing arrangements

The Company is party to various collaborative and in-licensing arrangements. These agreements generally provide for commercialization rights to a product or products being developed by the counterparty, and in exchange often resulted in an upfront payment upon execution of the agreement and an obligation that the Company make future development, regulatory approval or commercial milestone payments as well as royalty payments. Under the terms of these licensing arrangements, the Company made an initial $164.8 million, $47.5 million, and $90.0 million upfront license payment and milestone payments during the years ended 2018, 2017, and 2016, respectively. As of December 31, 2018, the Company had the potential to make future payments related to option fees and development, regulatory and commercialization milestones totaling up to $1.9 billion, excluding potential future royalty payments.

The following is a description of the Company’s significant collaboration agreements, including those that were acquired by the Company. The acquisition-date fair value of the collaboration agreements acquired from Baxalta was included in the IPR&D.

AB Biosciences Inc.

On January 25, 2018, Shire entered into a licensing agreement with AB Biosciences Inc. (AB Biosciences). The license grants Shire exclusive worldwide rights to develop and commercialize a recombinant immunoglobulin product candidate. Under the terms of the agreement, AB Biosciences granted Shire an exclusive, worldwide license to its intellectual property relating to its pan receptor interacting molecule program. The Company paid an upfront license fee and AB Biosciences is eligible to receive contingent research, development, and commercialization milestone payments as well as tiered royalty payments.

Rani Therapeutics LLC

In December 2017, Shire entered into a collaboration agreement with Rani Therapeutics, LLC (Rani) to conduct research on the use of the RANI PILL technology for oral delivery of Factor VIII (FVIII) therapy for patients with hemophilia A. The collaboration agreement grants Shire an exclusive option to negotiate a license to develop and commercialize the technology for delivery of FVIII therapy following completion of feasibility studies. Shire also made an equity investment in Rani.

Novimmune S.A.

In July 2017, Shire entered into a licensing agreement with Novimmune S.A. (Novimmune). The license grants Shire exclusive worldwide rights to develop and commercialize a bi-specific antibody in pre-clinical development for the treatment of hemophilia A and hemophilia A patients with inhibitors. Under the terms of the agreement, Shire will develop, and if approved, commercialize the product. Shire made an initial upfront license payment. Novimmune will be entitled to receive additional potential milestone payments based on clinical, regulatory and commercial milestones and single-digit royalties.

Parion Sciences Inc.

In May 2017, Shire entered into an agreement to license the exclusive worldwide rights to SHP659 (formerly known as P-321) from Parion Sciences Inc. (Parion). SHP659 is a Phase 2 investigational epithelial sodium channel inhibitor for the potential treatment of dry eye disease in adults. Under the terms of the agreement, Shire will develop, and if approved, commercialize this compound. Shire made an initial upfront license payment. Parion will be entitled to receive additional potential milestone payments based on clinical, regulatory and commercial milestones and Parion has the option to co-fund through additional stages of development in exchange for enhanced tiered low double-digit royalties. In addition, Parion has the option to co-fund commercialization activities and participate in the financial outcome from those activities.

Pfizer Inc. (Pfizer)

In July 2016, the Company licensed the global rights to all indications for SHP647 from Pfizer. SHP647 is an investigational biologic being evaluated for the treatment of moderate-to-severe inflammatory bowel disease. Under the terms of the agreement, Pfizer received an upfront payment and eligible to receive milestone payments based on clinical, regulatory and commercialization milestones and low double-digit royalties on any potential sales if the product is approved.

7.	Integration and Acquisition Costs

For the year ended December 31, 2018, Shire recorded Integration and acquisition costs of $585.1 million. These costs relate to the continued integration of Baxalta Inc. (Baxalta), which was acquired in June 2016, Takeda’s acquisition of Shire, and the change in fair value of contingent consideration.

The Company continued its activities to integrate Baxalta. The costs associated with the integration are primarily related to facility consolidation and professional consulting fees. For the year ended December 31, 2018, these costs include $151.4 million of asset impairments, $66.3 million of third-party professional fees, $21.0 million of expenses associated with facility consolidations, and $23.1 million of employee severance and acceleration of stock compensation. The Company expects the majority of these expenses, except for certain costs related to facility consolidations, to be paid within 12 months from the date the related expenses were incurred.

The following table summarizes the reserve for the Baxalta integration costs for certain types of activities during the years ended December 31, 2018, 2017, and 2016:

(In millions)	Severance and employee benefits	Lease terminations	Total
As of January 1, 2016	$—	$—	$—
Amount charged to integration costs	267.3	—	267.3
Paid/utilized	(193.3)	—	(193.3)

As of December 31, 2016	$74.0	$—	$74.0
Amount charged to integration costs	175.2	72.7	247.9
Paid/utilized	(176.3)	(16.1)	(192.4)

As of December 31, 2017	$72.9	$56.6	$129.5
Amount charged to integration costs	20.9	0.9	21.8
Paid/utilized	(73.0)	(24.7)	(97.7)

As of December 31, 2018	$20.8	$32.8	$53.6

Takeda completed the acquisition of Shire on January 8, 2019. For the year ended December 31, 2018, costs associated with the acquisition primarily include $122.2 million of third-party professional fees, mainly bankers and legal fees, and $96.9 million of employee incentives. The Company expects the majority of these expenses to be paid within 12 months from the date the related expenses were incurred. For the year ended December 31, 2018, cash payments associated with employee incentives were not significant.

For the year ended December 31, 2018, Integration and acquisition costs include $41.5 million relating to the change in fair value of contingent consideration payable, primarily related to TAKHZYRO (lanadelumab-flyo), which was acquired from Dyax in 2016.

For the year ended December 31, 2017, Shire recorded Integration and acquisition costs of $894.5 million, primarily due to the acquisition and integration of Baxalta. A charge of $120.7 million relating to the change in fair value of contingent consideration payable is included in these costs. For the year ended December 31, 2017, the Baxalta Integration and acquisition costs include $211.6 million of employee severance and acceleration of stock compensation, $140.3 million of third-party professional fees, $89.9 million of expenses associated with facility consolidations and $231.7 million of asset impairments.

For the year ended December 31, 2016, Shire recorded Integration and acquisition costs of $883.9 million primarily related to the acquisition and integration of Dyax and Baxalta. These costs primarily consist of $463.4 million of employee severance and acceleration of stock compensation, $378.7 million of third-party professional fees, $58.1 million of contract terminations and a credit of $11.1 million relating to the change in fair value of contingent consideration.

8.	Reorganization Costs

For the year ended December 31, 2018, Shire recorded Reorganization costs of $286.2 million. These costs include $272.7 million of expenses primarily related to the closure of certain of its Cambridge office facilities and $13.5 million of asset impairment, employee severance, and professional fees. For the year ended December 31, 2018, cash payments associated with these costs were not significant.

For the year ended December 31, 2017, Shire recorded Reorganization costs of $47.9 million. The costs primarily related to the planned closure of certain facilities and associated costs of $28.1 million and employee termination and other costs of $10.6 million. As of December 31, 2017, cash payments associated with these costs were not significant. Other restructuring charges recorded, which were not significant, during the year ended December 31, 2017 relate to professional and consulting fees.

For the year ended December 31, 2016, Shire recorded Reorganization costs of $121.4 million. The costs primarily related to the planned closure of certain manufacturing facilities and associated asset impairments of $77.4 million and employee termination and other costs of $16.2 million. As of December 31, 2016, cash payments associated with these costs were not significant. Other restructuring charges recorded, which were not significant for the year ended December 31, 2016, relate to the closure of other offices and the related employee relocation.

9.	Results of Discontinued Operations

Following the divestment of the Company’s DERMAGRAFT business in January 2014, the operating results associated with the DERMAGRAFT business have been classified as discontinued operations in the Company’s Consolidated Statements of Operations for all periods presented.

In January 2017, Shire entered into a final settlement agreement with the Department of Justice (DOJ) in the amount of $350.0 million, plus interest which was accrued in 2016 and paid during 2017.

After the civil settlement with the DOJ was finalized, Shire and Advanced BioHealing Inc.’s (ABH) equity holders entered into a settlement agreement and ABH’s equity holders released the $37.5 million escrow to Shire. Shire released its claims against ABH equity holders upon receiving the entire amount held in escrow.

For the year ended December 31, 2017, the Company recorded a gain of $18.0 million (net of tax expense of $8.9 million) primarily related to legal contingencies related to the divested DERMAGRAFT business and the release of escrow to Shire.

During the year ended December 31, 2016, the Company recorded a loss of $276.1 million (net of tax benefit of $98.8 million), primarily related to legal contingencies related to the divested DERMAGRAFT business.

10.	Accounts Receivable, Net

Accounts receivable as of December 31, 2018 of $3,071.6 million (December 31, 2017: $3,009.8 million), are stated at the invoiced amount and net of reserve for discounts and doubtful accounts of $386.4 million (December 31, 2017: $271.5 million).

Reserve for discounts and doubtful accounts consists of the following:

(In millions)	2018	2017	2016
As of January 1,	$271.5	$169.6	$55.8
Provision charged to operations	2,579.6	1,408.1	838.1
Payments/credits	(2,464.7)	(1,306.2)	(724.3)

As of December 31,	$386.4	$271.5	$169.6

As of December 31, 2018, Accounts receivable included $50.3 million (December 31, 2017: $106.6 million) related to royalties receivable.

11.	Inventories

Inventories are stated at the lower of cost and net realizable value. The components of Inventories are as follows:

(In millions)	December 31, 2018	December 31, 2017
Finished goods	$999.8	$926.1
Work-in-progress	1,649.2	1,574.0
Raw materials	848.5	791.4

	$3,497.5	$3,291.5

12.	Other Current Assets

Components of Other current assets are summarized as follows:

(In millions)	December 31, 2018	December 31, 2017
Income tax receivable	$262.4	$179.9
Value added taxes receivable	206.8	59.8
Prepaid expenses	151.8	242.6
Other current assets	369.0	313.0

	$990.0	$795.3

13.	Property, Plant and Equipment, Net

Property, plant and equipment are recorded at historical cost, net of accumulated depreciation. Components of Property, plant and equipment, net are summarized as follows:

(In millions)	December 31, 2018	December 31, 2017
Land	$295.6	$332.3
Buildings and leasehold improvements	2,943.9	1,940.7
Machinery, equipment and other	3,384.6	3,106.3
Assets under construction	1,007.8	2,568.2

Total property, plant and equipment at cost	7,631.9	7,947.5
Less: Accumulated depreciation	(1,125.0)	(1,312.1)

Property, plant and equipment, net	$6,506.9	$6,635.4

Depreciation expense was $590.1 million, $495.8 million, and $292.9 million for the years ended December 31, 2018, 2017, and 2016, respectively.

In the second quarter of 2018, the FDA approved a new plasma manufacturing facility near Covington, Georgia. Following the approval, $1,840.5 million of assets were reclassified from Asset under construction to Buildings and leasehold improvements and Machinery, equipment and other asset classes.

14.	Intangible assets

The following table summarizes the Company’s Intangible assets:

(In millions)	Currently marketed products	IPR&D	Other intangible assets	Total
December 31, 2018
Gross acquired intangible assets	$33,655.1	$1,012.2	$814.1	$35,481.4
Accumulated amortization	(5,948.0)	—	(450.6)	(6,398.6)

Intangible assets, net	$27,707.1	$1,012.2	$363.5	$29,082.8

December 31, 2017
Gross acquired intangible assets	$31,973.5	$5,113.9	$835.9	$37,923.3
Accumulated amortization	(4,549.2)	—	(328.0)	(4,877.2)

Intangible assets, net	$27,424.3	$5,113.9	$507.9	$33,046.1

During the third quarter of 2018, the U.S. Food and Drug Administration (FDA) approved TAKHZYRO injection, for prophylaxis to prevent attacks of HAE in patients 12 years of age and older. Following the approval, the Company reclassified the TAKHZRO intangible asset from IPR&D to Currently marketed products and started amortizing the asset.

Other intangible assets are comprised primarily of royalty rights and other contract rights associated with Baxalta, Dyax Corp. (Dyax), and NPS Pharmaceuticals Inc.

Activities in the net book value of intangible assets for the year ended December 31, 2018 and 2017 are as follows:

(In millions)	2018	2017
As of January 1,	$33,046.1	$34,697.5
Sale of Oncology franchise	(1,598.5)	—
Measurement period adjustments	—	(1,385.0)
Amortization charged	(1,806.2)	(1,768.4)
Foreign currency translation	(433.3)	1,522.0
Contribution to JV	(163.7)	—
Impairment	(30.0)	(20.0)
Other	63.3	—
Acquisition	5.1	—

As of December 31,	$29,082.8	$33,046.1

For further details regarding the sale of the Oncology franchise, refer to Note 5, Dispositions and Assets Held for Sale.

Measurement period adjustments included in the year ended December 31, 2017 related to the acquisition of Baxalta.

During the year ended December 31, 2018, the Company contributed distributions rights for certain products to a joint venture formed by the Company. Upon the contribution, $163.7 million of intangible assets, the net carrying value related to those products, was recorded within Investments in these Consolidated Balance Sheets.

The Company reviews its amortized intangible assets for impairment whenever events or circumstances suggest that their carrying value may not be recoverable. Unamortized intangible assets are reviewed for impairment annually or whenever events or circumstances suggest that their carrying value may not be recoverable.

Estimated amortization expense can be affected by various factors including future acquisitions, disposals of product rights, regulatory approval and subsequent amortization of acquired IPR&D projects, foreign exchange movements, and the technological advancement and regulatory approval of competitor products. The estimated future amortization of acquired intangible assets for the next five years is expected to be as follows:

(In millions)	Anticipated future amortization
2019	1,644.0
2020	1,567.0
2021	1,547.1
2022	1,517.3
2023	1,463.7

15.	Goodwill

The following table provides a roll-forward of the Goodwill balance for the years ended December 31, 2018 and 2017:

(In millions)	2018	2017
As of January 1,	$19,831.7	$17,888.2
Acquisitions	96.3	1,076.2
Sale of Oncology franchise	(565.1)	—
Foreign currency translation and other	(356.7)	867.3

December 31,	$19,006.2	$19,831.7

For further details regarding acquisitions during the year ended December 31, 2018, refer to Note 4, Acquisition. For further information regarding the Sale of Oncology franchise during the year ended December 31, 2018, refer to Note 5, Dispositions and Assets Held for Sale.

The increase in Goodwill during the year ended December 31, 2017 related to measurement period adjustments of the acquisition of Baxalta.

16.	Fair Value Measurement

Assets and liabilities that are measured at fair value on a recurring basis

The following financial assets and liabilities are measured at fair value on a recurring basis using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

	Fair value
(In millions)	Total	Level 1	Level 2	Level 3
As of December 31, 2018
Financial assets:
Marketable equity securities	$162.2	$162.2	$—	$—
Marketable debt securities	17.1	3.6	13.5	—
Derivative instruments	22.3	—	22.3	—

Total assets	$201.6	$165.8	$35.8	$—

Financial liabilities:
Joint venture net written option	$51.0	$—	$—	$51.0
Derivative instruments	36.5	—	36.5	—
Contingent consideration payable	556.4	—	—	556.4

Total liabilities	$643.9	$—	$36.5	$607.4

	Fair value
(In millions)	Total	Level 1	Level 2	Level 3
As of December 31, 2017
Financial assets:
Marketable equity securities	$89.7	$89.7	$—	$—
Marketable debt securities	17.9	3.8	14.1	—
Derivative instruments	17.9	—	17.9	—

Total assets	$125.5	$93.5	$32.0	$—

Financial liabilities:
Joint venture net written option	$40.0	$—	$—	$40.0
Derivative instruments	14.2	—	14.2	—
Contingent consideration payable	1,168.2	—	—	1,168.2

Total liabilities	$1,222.4	$—	$14.2	$1,208.2

Marketable equity and debt securities are included within Investments in these Consolidated Balance Sheets. Contingent consideration payable is included within Other current liabilities and Other non-current liabilities in these Consolidated Balance Sheets. For information regarding the Company’s derivative arrangements, refer to Note 17, Financial Instruments, to these Consolidated Financial Statements.

Certain estimates and judgments were required to develop the fair value amounts. The estimated fair value amounts shown above are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instrument.

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

•	Marketable equity securities: the fair values of marketable equity securities are estimated based on quoted market prices for those investments.

•

Marketable debt securities: the fair values of debt securities are obtained from pricing services or broker/dealers who either use quoted prices in an active market or proprietary pricing applications, which include observable market information for like or same securities.

•	Derivative instruments: the fair values of the swap and forward foreign exchange contracts have been determined using the month-end interest rate and foreign exchange rates, respectively.

•	Joint venture net written option and contingent consideration payable: the fair values have been estimated using the income approach (using a probability weighted discounted cash flow method).

There were no changes in valuation techniques or inputs utilized or transfers between fair value measurement levels during the years ended December 31, 2018 and 2017.

Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

Contingent consideration payable
(In millions)	2018	2017
Balance as of January 1,	$1,168.2	$1,058.0
Acquisitions	—	(4.0)
Payments	(647.1)	—
Change in fair value included in earnings	41.5	120.7
Other	(6.2)	(6.5)

Balance as of December 31,	$556.4	$1,168.2

Of the $556.4 million of contingent consideration payable as of December 31, 2018, $92.9 million is recorded within Other current liabilities and $463.5 million is recorded within Other non-current liabilities in these Consolidated Balance Sheets.

The decrease in contingent consideration payable during the year ended December 31, 2018 is related to payments of contingent consideration following the approval of TAKHZYRO acquired from Dyax in 2016. In 2017, the increase in contingent consideration payable was primarily related to the Company’s change in fair value of contingent consideration resulting from positive topline data for TAKHZYRO.

Joint venture net written option

In March 2017, Shire executed option agreements related to a joint venture that provides Shire with a call option on the partner’s investment in joint venture equity and the partner with a put option on its investment in joint venture equity. The Company had a liability of $51.0 million for the net written option based on the estimated fair value of these options as of December 31, 2018 and the Company re-measures the instrument to fair value through the Consolidated Statements of Operations.

Quantitative Information about Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

Financial liabilities:	Fair value as of the measurement date
As of December 31, 2018
(In millions, except %)	Fair value	Valuation technique	Significant unobservable inputs	Range
Contingent consideration payable	$556.4	Income approach (probability weighted discounted cash flow)	• Cumulative probability of milestones being achieved	• 10.5 to 90%
			• Assumed market participant discount rate	• 3.6 to 9.0%
			• Periods in which milestones are expected to be achieved	• 2019 to 2040
			• Forecast quarterly royalties payable on net sales of relevant products	• $0.1 to $11.4 million

Contingent consideration payable represents future milestones and royalties the Company may be required to pay in conjunction with various business combinations and license agreements. The fair value of the Company’s contingent consideration payable could significantly increase or decrease due to changes in certain assumptions which underpin the fair value measurements. Each set of assumptions is specific to the individual contingent consideration payable.

Financial liabilities:	Fair value as of the measurement date
As of December 31, 2018
(In millions, except %)	Fair value	Valuation technique	Significant unobservable inputs	Range
Joint venture net written option	$51.0	Income approach (probability weighted discounted cash flow)	• Cash flow scenario probability weighting	• 100%
			• Assumed market participant discount rate	• 14%

Financial assets and liabilities that are disclosed at fair value

The carrying amounts and estimated fair values of the Company’s financial assets and liabilities that are not measured at fair value on a recurring basis are as follows:

	December 31, 2018		December 31, 2017
(In millions)	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities:
SAIIDAC notes	$12,061.5	$11,547.9	$12,050.2	$11,913.7
Baxalta notes	1,946.5	1,910.6	5,057.7	5,229.9
Capital lease obligation	364.4	364.4	349.2	349.2

The change in Baxalta notes was due to the Debt Tender Offer. Refer to Note 19, Borrowing and Capital Leases, for more information. The estimated fair values of long-term debt were based upon recent observable market prices and are considered Level 2 in the fair value hierarchy. The estimated fair value of capital lease obligations is based on Level 2 inputs.

The carrying amounts of other financial assets and liabilities approximate their estimated fair value due to their short-term nature, such as liquidity and maturity of these amounts, or because there have been no significant changes since the asset or liability was last re-measured to fair value on a non-recurring basis. For more details on the carrying amount and fair value of Baxalta notes, refer to Note 19, Borrowings and Capital Leases.

17.	Financial Instruments

Foreign Currency Contracts

Due to the global nature of its operations, portions of the Company’s revenues and operating expenses are recorded in currencies other than the U.S. dollar. The value of revenues and operating expenses measured in U.S. dollars is therefore subject to changes in foreign currency exchange rates. The main trading currencies of the Company are the U.S. dollar, Euro, British pound sterling, Swiss franc, Canadian dollar, and Japanese yen.

Transactional exposure arises where transactions occur in currencies different to the functional currency of the relevant subsidiary. It is the Company’s policy that these exposures are minimized to the extent practicable by denominating transactions in the subsidiary’s functional currency. Where significant exposures remain, the Company uses foreign exchange contracts (spot, forward, and option contracts) to manage the exposure for balance sheet assets and liabilities that are denominated in currencies different to the functional currency of the relevant subsidiary.

The Company has master netting agreements with a number of counterparties to these foreign exchange contracts and on the occurrence of specified events, the Company has the ability to terminate contracts and settle them with a net payment by one party to the other. The Company has elected to present derivative assets and derivative liabilities on a gross basis in the Consolidated Balance Sheets. The Company does not have credit risk related contingent features or collateral linked to the derivatives.

Undesignated Foreign Currency Derivatives

The Company uses forward and option contracts to mitigate the foreign currency risk related to certain balance sheet positions, including intercompany and third-party receivables and payables. The Company has not elected hedge accounting for these derivative instruments. The changes in fair value of these derivatives are reported in earnings.

The table below presents the notional amount, maximum duration, and fair value for the undesignated foreign currency derivatives:

(In millions, except duration)	December 31, 2018	December 31, 2017
Notional amount	$4,019.8	$1,672.3
Maximum duration	8 months	3 months
Fair value - net (liability)/asset	$(6.0)	$11.4

The Company considers the impact of its and its counterparties’ credit risk on the fair value of the contracts as well as the ability of each party to execute its contractual obligations. As of December 31, 2018, credit risk did not materially change the fair value of the Company’s foreign currency contracts.

Interest Rate - Contracts

The Company is exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in benchmark interest rates relating to its debt obligations where interest is set at floating rates. The Company’s policy is to manage this risk to an acceptable level. The Company is principally exposed to interest rate risk on any borrowings under the Company’s various debt facilities. Interest on these facilities is set at floating rates, to the extent utilized. Shire’s exposure under these facilities is to changes in U.S. dollar interest rates. For further details related to interest rates on the Company’s various debt facilities, refer to Note 19, Borrowings and Capital Leases, to these Consolidated Financial Statements.

Designated Interest Rate Derivatives

The Company has elected hedge accounting for interest rate swap contracts designated as fair value hedges. The effective portion of the changes in the fair value of interest rate swap contracts are recorded as a component of the underlying Baxalta Notes with the ineffective portion recorded in Interest expense. Any net interest payments made or received on the interest rate swap contracts are recognized as a component of Interest expense in the Consolidated Statements of Operations.

The table below presents the notional amount, maturity, and fair value for the designated interest rate derivatives:

(In millions, except maturity)	December 31, 2018	December 31, 2017
Notional amount	$431.0	$1,000.0
Maturity	June 2020 and June 2025	June 2020 and June 2025
Fair value - net liability	$(8.2)	$(7.7)

In conjunction with the debt tender offer and extinguishment of debt as more fully described in Note 19, Shire terminated $569.0 million of its interest swaps for a loss of $9.3 million, which is reported in Other (expense)/income, net in the Consolidated Statements of Operations. In January 2019, Shire terminated the remaining interest rate swaps, which resulted in a cash outflow of $8.0 million.

Summary of Derivatives

The following tables summarize the effect of the derivative instruments in the Company’s Consolidated Statements of Operations for the years ended December 31, 2018 and 2017.

Designated Foreign exchange contracts

(In millions)	Loss recognized in OCI			Gain reclassified from AOCI into income
Cash flow hedges	2018	2017	Location	2018	2017
Year ended December 31,
Foreign exchange contracts	$—	$(0.9)	Cost of sales	$—	$8.8

Undesignated foreign exchange contracts

		Gain/(loss) recognized in income
(In millions)	Location	2018	2017
Year ended December 31,
Foreign exchange contracts	Other (expense)/income, net	$(75.7)	$84.8

Designated Interest Rate Derivatives
(In millions)		Loss recognized in income
Fair value hedges	Location	2018	2017
Year ended December 31,
Interest rate contracts, net	Interest expense	$(4.8)	$(4.3)

Summary of Derivatives

The following table presents the classification and estimated fair value of derivative instruments on the Company’s Consolidated Balance Sheets:

	Asset position			Liability position
		Fair value			Fair value
(In millions)	Location	December 31, 2018	December 31, 2017	Location	December 31, 2018	December 31, 2017

Undesignated derivative instruments

Foreign exchange contracts	Other current assets	$22.3	$17.9	Other current liabilities	$28.3	$6.5

		$22.3	$17.9		$28.3	$6.5

Designated derivative Instruments
Interest rate contracts	Long term borrowings	$—	$—	Long term borrowings	$8.2	$7.7

		$—	$—		$8.2	$7.7

Total derivative fair value		$22.3	$17.9		$36.5	$14.2

Potential effect of rights to offset		(10.5)	(2.7)		(10.5)	(2.7)

Net derivative		$11.8	$15.2		$26.0	$11.5

18.	Accounts Payable and Accrued Expenses

Components of Accounts payable and accrued expenses are summarized as follows:

	December 31,	December 31,
(In millions)	2018	2017
Accrued rebates	$1,854.1	$1,612.7
Accounts payable and accrued purchases	1,205.9	914.6
Accrued employee compensation and benefits payable	682.6	571.4
Accrued sales returns	143.7	175.7
Other accrued expenses	914.4	910.1

	$4,800.7	$4,184.5

19.	Borrowings and Capital Leases

(In millions)	December 31, 2018	December 31, 2017
Short term borrowings and capital leases:
SAIIDAC Notes	$3,296.4	$—
Baxalta Notes	—	748.8
Borrowings under the Revolving Credit Facilities Agreement	—	810.0
Borrowings under the November 2015 Facilities Agreement	—	1,196.3
Capital leases	9.6	7.5
Other borrowings	30.7	26.1

	$3,336.7	$2,788.7

Long term borrowings and capital leases:
SAIIDAC Notes	$8,765.1	$12,050.2
Baxalta Notes	1,946.5	4,308.9
Capital leases	354.8	341.7
Other borrowings	38.3	51.6

	$11,104.7	$16,752.4

Total borrowings and capital leases	$14,441.4	$19,541.1

The future payments related to short and long term borrowings and capital lease obligations, on maturities, as of December 31, 2018 are as follows:

(In millions)
2019	$3,352.1
2020	425.0
2021	3,320.9
2022	240.6
2023	2,521.6
Thereafter	4,691.4

Total obligations	14,551.6
Less: Debt issuance cost and discount	(110.2)
Total debt obligations	$14,441.4

Debt Tender Offer

On September 11, 2018, Shire purchased an aggregate of $2.3 billion in principal amount of Baxalta Notes from existing holders consisting of its 2.875% Notes due June 2020, 3.600% Notes due June 2022, 4.000% Notes due June 2025 and 5.250% Notes due June 2045 pursuant to a debt tender offer. Shire paid approximately $2.4 billion, including accrued and unpaid interest and tender premium, to purchase such notes. As a result of the debt tender offer, the Company recognized a loss on extinguishment of debt in the third quarter of 2018 of $40.6 million, which is included in Other (expense)/income, net within the Consolidated Statements of Operations.

SAIIDAC Notes

On September 23, 2016, Shire Acquisitions Investments Ireland Designated Activity Company (SAIIDAC), a wholly owned subsidiary of Shire plc, issued unsecured senior notes with a total aggregate principal value of $12.1 billion (SAIIDAC Notes), guaranteed by Shire plc and, as of December 1, 2016, by Baxalta. Below is a summary of the SAIIDAC Notes as of December 31, 2018:

(In millions, except %)	Aggregate amount	Coupon rate	Effective interest rate in 2018	Carrying amount as of December 31, 2018
Fixed-rate notes due 2019	$3,300.0	1.900%	2.05%	$3,296.4
Fixed-rate notes due 2021	3,300.0	2.400%	2.53%	3,289.8
Fixed-rate notes due 2023	2,500.0	2.875%	2.97%	2,491.1
Fixed-rate notes due 2026	3,000.0	3.200%	3.30%	2,984.2

	$12,100.0			$12,061.5

As of December 31, 2018, there were $38.5 million of debt issuance costs and discounts recorded as a reduction of the carrying amount of debt. These costs will be amortized as additional interest expense using the effective interest rate method over the period from issuance through maturity.

Baxalta Notes

Shire plc guaranteed senior notes issued by Baxalta in connection with the acquisition of Baxalta (Baxalta Notes). Following repayment of the $375.0 million floating-rate notes and the $375.0 million fixed-rate notes due in June 2018 and the subsequent $2.3 billion bond tender offer on September 11, 2018, the remaining Baxalta Notes as of December 31, 2018 are shown below:

(In millions, except %)	Aggregate principal	Coupon rate	Effective interest rate in 2018	Carrying amount as of December 31, 2018
Fixed-rate notes due 2020	$404.5	2.875%	2.80%	$404.0
Fixed-rate notes due 2022	219.4	3.600%	3.30%	221.7
Fixed-rate notes due 2025	800.5	4.000%	3.90%	805.6
Fixed-rate notes due 2045	500.4	5.250%	5.10%	515.2

Total assumed Senior Notes	$1,924.8			$1,946.5

The effective interest rates above exclude the effect of any related interest rate swaps. The book values above include any premiums, discounts, and adjustments related to hedging instruments. For further details related to the interest rate derivative contracts, please see Note 17, Financial Instruments, to these Consolidated Financial Statements.

Revolving Credit Facilities Agreement

On December 12, 2014, Shire entered into a $2.1 billion revolving credit facilities agreement (RCF) with a number of financial institutions. As of December 31, 2018, the Company utilized $0.0 million of the RCF. The RCF, which terminates on December 12, 2021, may be used for financing the general corporate purposes of Shire. The RCF incorporates a $250.0 million U.S. dollar and Euro swingline facility operating as a sub-limit thereof. In January 2019, the financial support for the RCF was revised to $1.6 billion, which is available through June 30, 2019. The revised RCF incorporates a $201.0 million U.S. dollar and Euro swingline facility operating as a sub-limit thereof.

Term Loan Facilities Agreements

November 2015 Facilities Agreement

On November 2, 2015, Shire entered into a $5.6 billion facilities agreement (November 2015 Facilities Agreement), which comprised of three amortizing credit facilities with ultimate maturity on November 2, 2018. As of December 31, 2018, there were no amounts outstanding under the November 2015 Facilities Agreement as it was fully repaid and canceled on September 28, 2018.

Short-term uncommitted lines of credit (Credit lines)

Shire has access to various Credit lines from a number of banks, which are available to be utilized from time to time to provide short-term cash management flexibility. These Credit lines can be withdrawn by the banks at any time. The Credit lines are not relied upon for core liquidity. As of December 31, 2018, these lines of credit were not utilized.

Capital Lease Obligations

The capital leases are primarily related to office and manufacturing facilities. As of December 31, 2018, the total capital lease obligations, including current portions, were $364.4 million.

20.	Other Current Liabilities

Components of Other current liabilities are summarized as follows:

	December 31,	December 31,
(In millions)	2018	2017
Income taxes payable	$92.8	$65.1
Value added taxes	79.9	30.4
Contingent consideration payable	92.9	626.8
Other current liabilities	84.1	186.5

	$349.7	$908.8

21.	Retirement and Other Benefit Programs

The Company sponsors various pension and other post-employment benefit (OPEB) plans in the U.S. and other countries.

Reconciliation of Pension and OPEB Plan Obligations and Funded Status

The following provides information about projected benefit obligations, plan assets, the funded status and weighted-average assumptions of the OPEB and pension plans:

	December 31, 2018			December 31, 2017
(In millions)	U.S. pensions	International pensions	OPEB (U.S.)	U.S. pensions	International pensions	OPEB (U.S.)
Benefit obligations
Beginning of period	$443.6	$617.9	$17.1	$384.1	$581.4	$25.0
Service cost	—	38.3	—	14.6	39.4	1.5
Interest cost	15.6	5.1	0.6	15.6	4.9	1.0
Participant contributions	—	10.8	—	—	8.9	—
Actuarial (gain)/loss	(51.3)	10.9	(1.0)	34.4	(22.9)	(1.2)
Benefit payments	(7.7)	(13.3)	(0.4)	(5.1)	(19.8)	(0.2)
Plan amendments	—	(11.1)	—	—	—	(9.0)
Settlements	—	(12.3)	—	—	(10.4)	—
Curtailments	—	(1.1)	—	—	(4.0)	—
Foreign exchange	—	(13.3)	—	—	45.4	—
Other	—	(1.4)	—	—	(5.0)	—

End of Period	$400.2	$630.5	$16.3	$443.6	$617.9	$17.1

Fair value of plan assets
Beginning of period	$259.7	$237.2	$—	$228.4	$197.9	$—
Actual return on plan assets	(20.8)	(4.8)	—	35.4	12.3	—
Employer contributions	7.8	37.6	0.4	0.9	32.2	0.2
Participant contributions	—	10.8	—	—	8.9	—
Benefit payments	(7.7)	(13.3)	(0.4)	(5.0)	(19.8)	(0.2)
Settlements	—	(12.3)	—	—	(10.4)	—
Foreign exchange	—	(3.0)	—	—	11.9	—
Other	—	(0.2)	—	—	4.2	—

End of Period	239.0	252.0	—	259.7	237.2	—

Funded status	$(161.2)	$(378.5)	$(16.3)	$(183.9)	$(380.7)	$(17.1)

Amounts recognized in the Consolidated Balance Sheets

	December 31, 2018			December 31, 2017
(In millions)	U.S. pensions	International pensions	OPEB (U.S.)	U.S. pensions	International pensions	OPEB (U.S.)
Other current liabilities	$(1.0)	$(7.8)	$(0.7)	$(0.8)	$(15.7)	$(0.4)
Other non-current liabilities	(160.2)	(370.7)	(15.6)	(183.1)	(365.0)	(16.7)

Net liability recognized	$(161.2)	$(378.5)	$(16.3)	$(183.9)	$(380.7)	$(17.1)

The Company amended the OPEB and adopted a plan freeze effective December 31, 2017. According to the amendment, employees who have not met certain criteria, may not qualify as an eligible retiree regardless of such employee’s age or service at the employee’s date of termination. As a result, a prior service credit was recorded during the year ended December 31, 2017.

Accumulated Benefit Obligation Information

The pension obligation represents the projected benefit obligation (PBO) as of December 31, 2018 and 2017. The PBO incorporates assumptions relating to future compensation levels. The accumulated benefit obligation (ABO) is the same as the PBO except that it does not include assumptions relating to future compensation levels. The ABO as of December 31, 2018 for the U.S. pension plans was $400.2 million (December 31, 2017: $443.6 million). The ABO as of December 31, 2018 for the International pension plans was $514.8 million (December 31, 2017: $494.2 million).

The funded status figures and ABO disclosed above reflect all of the Company’s pension plans. The following ABO and plan asset information includes only those individual plans that have an ABO in excess of plan assets.

(In millions)	December 31, 2018	December 31, 2017
US
ABO	$400.2	$443.6
Fair value of plan assets	239.0	259.7
International
ABO	514.8	469.0
Fair value of plan assets	252.0	209.6

Expected Net Pension and OPEB Plan Payments for the Next 10 Years

(In millions)	U.S. pensions	International pensions	OPEB (U.S.)
2019	$8.1	$21.4	$0.7
2020	9.8	21.2	0.8
2021	11.1	22.7	0.9
2022	12.4	25.4	1.1
2023	13.9	27.9	1.1
2024 through 2028	89.3	143.1	7.1

The expected net benefit payments reflect the Company’s share of the total net benefits expected to be paid from the plans’ assets (for funded plans) or from the Company’s assets (for unfunded plans) as of December 31, 2018. The federal subsidies relating to the Medicare Prescription Drug, Improvement and Modernization Act are not expected to be significant.

Amounts Recognized in AOCI

The pension and OPEB plans’ gains or losses not yet recognized in net periodic benefit cost are recognized in AOCI and amortized from AOCI to net periodic benefit cost in the future. The following is a summary of the pre-tax net gain/(losses) recorded in AOCI:

	December 31, 2018			December 31, 2017
(In millions)	U.S. pensions	International pensions	OPEB (U.S.)	U.S. pensions	International pensions	OPEB (U.S.)
Gain/(loss) arising during the year	$13.2	$(12.0)	$1.0	$(14.9)	$41.2	$10.1
Reclassification of gain to income statement	—	(2.3)	(0.9)	—	(1.3)	—

Pension and other employee benefit gain/(loss), pre-tax	$13.2	$(14.3)	$0.1	$(14.9)	$39.9	$10.1

Refer to Note 22, Accumulated Other Comprehensive Income/(Loss), for the net of tax balances included in AOCI as of December 31, 2018 and 2017. The Company does not expect to amortize a significant amount of AOCI to net periodic benefit cost in 2019.

Net periodic benefit cost for the year ended December 31, 2018 is as follows:

	Year ended December 31,
	2018
(In millions)	U.S. pensions	International pensions	OPEB (U.S.)
Net periodic benefit cost
Service cost	$—	$38.3	$—
Interest cost	15.5	5.1	0.6
Expected return on plan assets	(17.3)	(8.1)	—
Curtailment and other	—	(2.3)	(0.9)

Net periodic benefit cost	$(1.8)	$33.0	$(0.3)

Net periodic benefit cost for the year ended December 31, 2017 is as follows:

	Year ended December 31,
	2017
(In millions)	U.S. pensions	International pensions	OPEB (U.S.)
Net periodic benefit cost
Service cost	$14.6	$39.4	$1.5
Interest cost	15.6	4.9	1.0
Expected return on plan assets	(15.9)	(7.4)	—
Curtailment and other	—	1.9	—

Net periodic benefit cost	$14.3	$38.8	$2.5

Net periodic benefit cost for the year ended December 31, 2016 is as follows:

	Year ended December 31,
	2016
(In millions)	U.S. pensions	International pensions	OPEB (U.S.)
Net periodic benefit cost
Service cost	$13.0	$18.6	$0.8
Interest cost	11.1	3.2	0.6
Expected return on plan assets	(8.9)	(3.9)	—
Curtailment and other	(69.4)	20.0	—

Net periodic benefit cost	$(54.2)	$37.9	$1.4

In 2016, the net periodic benefit cost is from June 3, 2016, the date the Company assumed the obligations from Baxalta, through December 31, 2016.

In 2016 Curtailments and other relates to the recognition of a curtailment gain of $69.4 million associated with amendment of the U.S. pension plans and a loss of $20.0 million for the recognition of a defined benefit plan in Switzerland.

Weighted-Average Assumptions Used in Determining Benefit Obligations at the Measurement Date

The following weighted-average assumptions were used in calculating measurement of benefit obligations:

	December 31, 2018			December 31, 2017
	U.S. pensions	International pensions	OPEB (U.S.)	U.S. pensions	International pensions	OPEB (U.S.)
Discount rate	4.4%	1.2%	4.2%	3.7%	1.0%	3.5%
Rate of compensation increase	n/a	3.0%	n/a	n/a	3.0%	n/a
Health care cost trend rate	n/a	n/a	5.8%	n/a	n/a	6.0%
Rate decreased to	n/a	n/a	5.0%	n/a	n/a	5.0%
by the year ended	n/a	n/a	2022	n/a	n/a	2022

Weighted-Average Assumptions Used in Determining Net Periodic Benefit Cost

The following weighted-average assumptions were used in determining net periodic benefit cost:

	December 31, 2018
	U.S. pensions	International pensions	OPEB (U.S.)
Discount rate	3.7%	1.1%	3.5%
Expected return on plan assets	7.0%	3.4%	n/a
Rate of compensation increase	n/a	3.0%	n/a
Health care cost trend rate	n/a	n/a	5.8%
Rate decreased to	n/a	n/a	5.0%
by the year end	n/a	n/a	2022

	December 31, 2017
	U.S. pensions	International pensions	OPEB (U.S.)
Discount rate	4.2%	1.0%	4.2%
Expected return on plan assets	7.0%	3.4%	n/a
Rate of compensation increase	3.8%	3.0%	n/a
Health care cost trend rate	n/a	n/a	6.0%
Rate decreased to	n/a	n/a	5.0%
by the year end	n/a	n/a	2022

	December 31, 2016
	U.S. pensions	International pensions	OPEB (U.S.)
Discount rate	4.1%	1.0%	4.2%
Expected return on plan assets	7.0%	4.5%	n/a
Rate of compensation increase	3.8%	3.2%	n/a
Health care cost trend rate	n/a	n/a	6.5%
Rate decreased to	n/a	n/a	5.0%
by the year end	n/a	n/a	2022

The Company establishes the expected return on plan assets assumption based primarily on a review of historical compound average asset returns, both Company-specific and the broad market (and considering the Company’s asset allocations), an analysis of current market and economic information and future expectations.

The effect of a one-percent change in the assumed healthcare cost trend rate would not have a significant impact on the OPEB plan benefit obligation as of December 31, 2018 or the plan’s service and interest cost during 2018.

Pension Plan Assets

A committee of members of senior management is responsible for supervising, monitoring and evaluating the invested assets of the Company’s funded pension plans. The committee abides by policies and procedures relating to investment goals, targeted asset allocations, risk management practices, allowable and prohibited investment holdings, diversification, use of derivatives, the relationship between plan assets and benefit obligations, and other relevant factors and considerations. In the United States, Goldman Sachs Asset Management acts as an outsourced chief investment officer (oCIO) to perform the day-to-day management of pension assets.

The policies and procedures include the following:

•	Ability to pay all benefits when due;

•	Targeted long-term performance expectations relative to applicable market indices, such as Standard & Poor’s, Russell, MSCI EAFE, and other indices;

•	Targeted asset allocation percentage ranges (summarized below), and periodic reviews of these allocations;

•

Specified investment holding and transaction prohibitions (for example, private placements or other restricted securities, securities that are not traded in a sufficiently active market, short sales, certain derivatives, commodities and margin transactions);

•	Specified portfolio percentage limits on foreign holdings; and

•	Periodic monitoring of oCIO performance and adherence to policies.

Plan assets are invested using a total return investment approach whereby a mix of equity securities, debt securities and other investments are used to preserve asset values, diversify risk and exceed the planned benchmark investment return. Investment strategies and asset allocations are based on consideration of plan liabilities, the plans’ funded status and other factors, such as the plans’ demographics and liability durations. Investment performance is reviewed on a quarterly basis and asset allocations are reviewed at least annually.

Plan assets are managed in a balanced equity and fixed income portfolio. The target allocations for plan assets are 75% in an equity portfolio and 25% in a fixed income portfolio. The policy includes an allocation range based on each individual investment type within the major portfolios that allows for a variance from the target allocations of approximately 5%. The equity portfolio may include common stock of U.S. and international companies, common/collective trust funds, mutual funds, hedge funds and real asset investments. The fixed income portfolio may include cash, money market funds with an original maturity of three months or less, U.S. and foreign government and governmental agency issues, common/collective trust funds, corporate bonds, municipal securities, derivative contracts and asset-backed securities.

While the committee provides oversight over plan assets for U.S. and international plans, the summary above is specific to the plans in the U.S. The plan assets for international plans are managed and allocated by the entities in each country, with input and oversight provided by the committee.

The following pension assets are recorded at fair value on a recurring basis using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3). Investments that are measured at fair value using the net asset value per share or its equivalent as a practical expedient are not classified in the fair value hierarchy. The fair value amounts presented in this table is intended to permit reconciliation of the fair value hierarchy and the fair value of plan assets.

U.S. pension plan assets	Fair value
(In millions)	Level 1	Level 2	Level 3	Total
As of December 31, 2018
Assets
Equity
Mutual fund	$15.0	$—	$—	$15.0

Total investments at fair value	$15.0	$—	$—	$15.0

Fixed income
Cash equivalents				12.0
Collective trust funds				46.6
Mutual fund				11.7
Equity
Collective trust funds				103.1
Mutual funds				38.6
Hedge fund				12.0

Fair value of pension plan assets				$239.0

U.S. pension plan assets	Fair value
(In millions)	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Assets
Equity
Mutual fund	$17.9	$—	$—	$17.9

Total investments at fair value	$17.9	$—	$—	$17.9

Fixed Income
Cash equivalent				6.2
Collective trust funds				52.4
Mutual fund				12.7
Equity
Collective trust funds				116.6
Mutual funds				42.0
Hedge fund				11.9

Fair value of pension plan assets				$259.7

International pension plan assets	Fair value
(In millions)	Level 1	Level 2	Level 3	Total
As of December 31, 2018
Assets
Fixed income
Cash and cash equivalents	$89.1	$—	$—	$89.1
Government agency issues	3.0	—	—	3.0
Corporate bonds	11.7	—	—	11.7
Mutual funds	32.1	—	—	32.1
Equity
Common stock - large cap	22.4	—	—	22.4
Mutual funds	50.4	—	—	50.4
Real estate funds	17.8	2.3	—	20.1
Other holdings	—	23.2	—	23.2

Fair value of pension plan assets	$226.5	$25.5	$—	$252.0

International pension plan assets	Fair value
(In millions)	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Assets
Fixed income
Cash and cash equivalents	$3.8	$—	$—	$3.8
Government agency issues	1.7	—	—	1.7
Corporate bonds	14.4	—	—	14.4
Mutual funds	32.4	—	—	32.4
Equity
Common stock - large cap	24.3	—	—	24.3
Mutual funds	50.3	—	—	50.3
Real estate funds	14.3	6.4	—	20.7
Other holdings	—	89.6	—	89.6

Fair value of pension plan assets	$141.2	$96.0	$—	$237.2

The assets and liabilities of the Company’s pension plans are valued using the following valuation methods:

Investment category	Valuation methodology
Cash and cash equivalents	These largely consist of a short-term investment fund, U.S. dollars and foreign currency. The fair value of the short-term investment fund is based on the net asset value
Government agency issues	Values are based on quoted prices in an active market
Corporate bonds	Values are based on the valuation date in an active market
Common stock	Values are based on the closing prices on the valuation date in an active market
Mutual funds	Values are based on the net asset value of the units held in the respective fund which are obtained from active markets or as reported by the fund managers
Collective trust funds and hedge funds	Values are based on the net asset value of the units held at year end
Real estate funds

The value of these assets are either determined by the net asset value of the units held in the respective fund which are obtained from active markets or based on the net asset value of the underlying assets of the fund provided by the fund manager

Other holdings

These primarily consist of insurance contracts whose value is based on the underlying assets and other holdings valued primarily based on reputable pricing vendors that typically use pricing matrices or models

Expected Pension and OPEB Plan Funding

The Company’s funding policy for its pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that the Company may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the Company, and other factors. Volatility in the global financial markets could have an unfavorable impact on future funding requirements.

During 2018 and 2017, the Company contributed to its U.S. plans $6.8 million and $nil, respectively and expects to make cash contributions of at least $5.7 million during 2019. During 2018 and 2017, the Company contributed to its international plans $22.9 million and $20.6 million, respectively and expects to make cash contributions of at least $21.4 million during 2019. Cash outflows related to OPEB plan were less than $1.0 million during the year ended December 31, 2018 and the Company expects to have less than $1.0 million cash outflows during 2019.

The Company continually reassesses the amount and timing of any discretionary contributions, which could be significant in any period.

The table below details the funded status percentage of the Company’s pension plans as of December 31, 2018 and 2017 including certain plans that are unfunded in accordance with the guidelines of the Company’s funding policy outlined above.

	As of December 31, 2018
	United States		International
(In millions, except %)	Qualified plan	Nonqualified plan	Funded plans	Unfunded plans	Total
Fair value of plan assets	$239.0	n/a	$252.0	n/a	$491.0
PBO	371.3	28.9	454.5	176.0	1,030.7
Funded status percentage	64%	n/a	55%	n/a	48%

	As of December 31, 2017
	United States		International
(In millions, except %)	Qualified plan	Nonqualified plan	Funded plans	Unfunded plans	Total
Fair value of plan assets	$259.7	n/a	$237.2	n/a	$496.9
PBO	412.1	31.5	430.8	187.1	1,061.5
Funded status percentage	63%	n/a	55%	n/a	47%

U.S. Defined Contribution Plans

In addition to benefits provided under the pension and OPEB plans described above, the Company provides benefits under defined contribution plans. The Company’s most significant defined contribution plans are in the United States. The Company recognized expenses related to U.S. defined contribution plans of $44.8 million, $60.0 million and $68.1 million during 2018, 2017 and 2016 respectively.

22.	Accumulated Other Comprehensive Income/(Loss)

The changes in Accumulated other comprehensive income/(loss) (AOCI), net of their related tax effects, for the years ended December 31, 2018 and 2017 are as follows:

(In millions)	Foreign currency translation adjustment	Pension and other employee benefits	Unrealized holding gain/(loss) on available- for-sale debt securities	Hedging activities	Accumulated other comprehensive income/(loss)
As of January 1, 2017	$(1,505.4)	$(5.2)	$6.6	$6.4	$(1,497.6)
Current period change:
Other comprehensive income/(loss) before reclassifications	$2,785.0	$33.4	$75.2	$(0.6)	$2,893.0
Amounts reclassified from AOCI	$—	$(0.7)	$(13.9)	$(5.8)	$(20.4)

Net current period other comprehensive income/(loss)	$2,785.0	$32.7	$61.3	$(6.4)	$2,872.6

As of December 31, 2017	$1,279.6	$27.5	$67.9	$—	$1,375.0

Current period change:
Other comprehensive (loss)/income before reclassifications	(952.8)	1.8	—	—	(951.0)
Amounts reclassified from AOCI	—	(14.6)	(67.9)	—	(82.5)

Net current period other comprehensive loss	(952.8)	(12.8)	(67.9)	—	(1,033.5)

As of December 31, 2018	$326.8	$14.7	$—	$—	$341.5

On January 1, 2018, the Company adopted a new standard related to accounting for investments in equity securities. Upon adoption, the Company reclassified unrealized holding gain on available-for-sale equity securities totaling $67.9 million to Retained earnings. For further information, refer to Note 2, Summary of Significant Accounting Policies, to these Consolidated Financial Statements.

The following is a summary of the amounts reclassified from AOCI to net income during the year ended December 31, 2018 and 2017:

	Amounts reclassified from AOCI
(In millions)	2018	2017	Location of impact in Statements of Operations

Pension and other employee benefits

Amortization of actuarial gain/(loss)	$2.5	(1.8)	Net periodic benefit income/(cost)
Curtailment gain	0.7	3.1	Cost of sales

	3.2	1.3	Total before tax
	11.4	(0.6)	Tax benefit/(expense)

	14.6	0.7	Net of tax

Available-for-sale securities
Gain on available-for-sale securities	67.9	13.9	Other (expense)/income, net

	67.9	13.9	Total before tax
	—	—	Tax expense

	67.9	13.9	Net of Tax

Hedging activities
Foreign exchange contracts	—	8.8	Cost of sales

	—	8.8	Total before tax
	—	(3.0)	Tax expense

	—	5.8	Net of tax

Total reclassifications for the period	$82.5	20.4	Total net of tax

23.	Taxation

The components of pre-tax income from continuing operations are as follows:

	Years ended December 31,
(In millions)	2018	2017	2016
Ireland	$11.0	$350.8	$214.3
United States	1,190.8	625.2	(75.3)
Rest of the world	1,543.6	917.4	347.1

	$2,745.4	$1,893.4	$486.1

The provision for income taxes on continuing operations by location of the taxing jurisdiction for the years ended December 31, 2018, 2017, and 2016 consisted of the following:

	Years ended December 31,
(In millions)	2018	2017	2016
Current income taxes:
Ireland	$15.5	$46.6	$5.2
U.S. federal tax	404.1	373.8	318.6
U.S. state and local taxes	84.3	55.8	30.2
Rest of the world	173.0	90.4	68.9

Total current taxes	676.9	566.6	422.9

Deferred taxes:
Ireland	31.3	22.3	18.2
U.S. federal tax	(103.2)	(3,050.3)	(433.8)
U.S. state and local taxes	0.2	260.1	(74.1)
Rest of the world	(174.3)	(156.3)	(59.3)

Total deferred taxes	(246.0)	(2,924.2)	(549.0)

Total income taxes	$430.9	$(2,357.6)	$(126.1)

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (Tax Act) into legislation. During the year ended December 31, 2017, the Company recorded an estimate of certain tax effects of the Act, including the impact on deferred tax assets and liabilities from the reduction of the U.S. federal tax rate from 35% to 21%, state income tax considerations, and an estimated transition tax liability on accumulated post-1986 foreign earnings of certain foreign subsidiaries of U.S. shareholders for which the Company elected to pay over eight years through 2025 (with the first installment paid in April 2018). The Company has finalized the impact of the Act during the year ended December 31, 2018, including the calculation of the transition tax under Internal Revenue Code section 965 of $666 million (an increase of $45 million over the estimate at December 31, 2017) and finalization of the impact on its deferred tax assets and liabilities related to the reduction in the tax rate to 21%, which was not materially different from the Company’s estimate at December 31, 2017.

The Act subjects the U.S. shareholder to current tax on global intangible low-taxed income earned by certain foreign subsidiaries. The Company is permitted to make an accounting policy election to either recognize deferred taxes for temporary differences expected to be reversed as global intangible low-taxed income in future years or provide for the tax expense related to such income in the year the tax is incurred. The Company elected to provide for the tax expense related to the global intangible low-taxed income in the year that the tax is incurred.

The Company determines the amount of income tax expense or benefit allocable to continuing operations using the incremental approach. The amount of income tax attributed to discontinued operations is disclosed in Note 9, Results of Discontinued Operations, in these Consolidated Financial Statements.

The reconciliation of income from continuing operations before income taxes and equity in earnings/(losses) of equity method investees at the statutory tax rate to the provision for income taxes is shown in the table below:

	Years ended December 31,
	2018	2017	2016
Income from continuing operations before income taxes and equity in (losses)/ earnings of equity method investees (in millions)	$2,745.4	$1,893.4	$486.1

Statutory tax rate (1)	25.0%	25.0%	25.0%
U.S. R&D credit	(2.5)%	(6.6)%	(25.9)%
Intra-group items (2)	(9.6)%	(13.5)%	(44.4)%
Other permanent items	0.2%	2.5%	4.5%
Global Intangible Low-Tax Income (“GILTI”) Items	4.4%	—%	—%
U.S. Domestic Manufacturing Deduction	—%	(1.4)%	(4.0)%
Acquisition Related Costs	—%	—%	8.5%
Irish Treasury Operations	—%	(4.1)%	(8.6)%
Change in valuation allowance	0.5%	(0.5)%	7.9%
Difference in taxation rates (3)	(1.1)%	3.6%	13.0%
Change in provisions for uncertain tax positions	(1.1)%	(2.7)%	(1.5)%
Prior year adjustment	(0.6)%	(0.1)%	1.0%
Change in fair value of contingent consideration	—%	—%	3.7%
Change in tax rates	(1.5)%	(1.2)%	(5.1)%
US Tax Reform	—%	(130.3)%	—%
US Transition Tax	1.8%	4.8%	—%

Provision for income taxes on continuing operations	15.5%	(124.5)%	(25.9)%

(1)

In addition to being subject to the Irish corporation tax rate of 25.0% in 2018, the Company is also subject to income tax in other territories in which the Company operates, including: Canada (15.0%); France (33.3%); Germany (15.0%); Italy (24.0%); Japan (23.4%); Luxembourg (18.0%); the Netherlands (25.0%); Belgium (29.0%); Singapore (17.0%); Spain (25.0%); Sweden (22.0%); Switzerland (8.5%); United Kingdom (19.0%) and the U.S. (21.0%). The rates quoted represent the statutory federal income tax rates in each territory, and do not include any state taxes or equivalents or surtaxes or other taxes charged in individual territories, and do not purport to represent the effective tax rate for the Company in each territory.

(2)

Intra-group items principally relate to the effect of intra-territory eliminations, the pre-tax effect of which has been eliminated in arriving at the Company’s consolidated income from continuing operations before income taxes, noncontrolling interests, and equity in earnings/(losses) of equity method investees. The Company’s intra-group items primarily arise from its acquisition of third parties that result in income and expense being received and taxed in different jurisdictions at various tax rates.

(3)	The expense from the difference in taxation rates reflects the impact of the higher income tax rates in the United States offset by the impact of lower foreign jurisdiction income tax rates.

As detailed in the income tax rate reconciliation above, the Company’s effective tax rate differs from the Irish statutory rate each year due to foreign taxes that are different than the Irish statutory rate and certain operations that are subject to tax incentives. In addition, the effective tax rate can be impacted each period by certain discrete factors and events, which, in 2017, included items related to U.S. tax reform.

Provisions for uncertain tax positions

The Company files income tax returns in the Republic of Ireland, the U.S. (both federal and state) and various other jurisdictions (see footnote 1 to the table above for major jurisdictions). With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2014. Tax authorities in various jurisdictions are in the process of auditing the Company’s tax returns for fiscal periods primarily after 2012, with the earliest being 2007; these tax audits cover primarily transfer pricing, but may include other areas.

While tax audits remain open, the Company also considers it reasonably possible that issues may be raised by tax authorities resulting in increases to the balance of unrecognized tax benefits, however, an estimate of such an increase cannot be made.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In millions)	2018	2017	2016
Balance as of January 1	$190.5	$236.3	$216.3
Increases based on tax positions related to the current year	20.0	132.6	34.3
Decreases based on tax positions taken in the current year	(0.1)	(128.5)	—
Increases for tax positions taken in prior years	—	3.1	0.5
Decreases for tax positions taken in prior years	(45.0)	(43.7)	(17.8)
Acquisition related items	—	(1.8)	29.5
Decreases resulting from settlements with the taxing authorities	—	—	(24.4)
Decreases as a result of expiration of the statute of limitations	(0.6)	(8.2)	(2.4)
Foreign currency translation adjustments (1)	(1.1)	0.7	0.3

Balance as of December 31(2)	$163.7	$190.5	$236.3

(1)	Foreign currency translation adjustments are recognized within Other Comprehensive Income.
(2)	As of December 31, 2018, approximately $158.0 million (2017: $185.0 million, 2016: $227.0 million) of which would affect the effective rate if recognized.

The Company has not recorded any reserves or other contingencies related to the receipt of the break fee from AbbVie in 2014. The relevant tax return was submitted on September 23, 2015. During the year ended December 31, 2018, the Irish Revenue raised an assessment with respect to the AbbVie break fee. The Company has appealed this assessment and continues to assert that no reserve is warranted.

The Company does not anticipate any material changes in the next 12 months to the total amount of unrecognized tax benefits recorded as of December 31, 2018. As of the balance sheet date, the Company believes that its reserves for uncertain tax positions are adequate to cover the resolution of these audits. However, the resolution of these audits could have a significant impact on the financial statements if the settlement differs from the amount reserved.

The Company recognizes interest and penalties accrued related to unrecognized tax positions within income taxes. During the years ended December 31, 2018, 2017 and 2016 the Company recognized a charge/(credit) to income taxes of $(3.1) million, $(14.2) million and $4.2 million in interest and penalties and the Company had a liability of $13.4 million, $16.5 million and $30.8 million for the payment of interest and penalties accrued as of December 31, 2018, 2017 and 2016, respectively.

Deferred taxes

The significant components of deferred tax assets and liabilities and their balance sheet classifications, as of December 31, are as follows:

	December 31,	December 31,
(In millions)	2018	2017
Deferred tax assets:
Deferred revenue	$0.1	$3.5
Inventory & warranty provisions	49.2	64.2
Losses carried forward (including tax credits)	1,195.2	1,687.1
Provisions for sales deductions and doubtful accounts	165.8	119.4
Intangible assets	36.3	50.3
Capitalized R&D	160.0	—
Share-based compensation	62.9	93.3
Excess of tax value over book value of assets	7.5	11.5
Accruals and provisions	423.2	249.4
Other	100.7	26.2

Gross deferred tax assets	2,200.9	2,304.9

Less: valuation allowance	(868.3)	(635.7)
	1,332.6	1,669.2
Deferred tax liabilities:
Intangible assets	(4,942.2)	(5,501.2)
Excess of book value over tax value in inventory	71.5	(9.6)
Excess of book value over tax value of assets and investments	(571.9)	(650.0)
Other	(51.3)	(67.8)

Net deferred tax liabilities	(4,161.3)	(4,559.4)

Balance sheet classifications:
Deferred tax assets - non-current	135.0	188.8
Deferred tax liabilities - non-current	(4,296.3)	(4,748.2)

	(4,161.3)	(4,559.4)

As of December 31, 2018, the Company had a valuation allowance of $868.3 million (2017: $635.7 million; 2016: $569.4 million) to reduce its deferred tax assets to estimated realizable value. These valuation allowances related primarily to operating losses, capital losses, and tax-credit carry-forwards in Switzerland (2018: $489.0 million; 2017: $200.0 million; 2016: $176.8 million); U.S. (2018: $158.8 million; 2017: $148.9 million; 2016: $155.1 million); Ireland (2018: 22.8 million; 2017: 22.3 million; 2016: $22.4 million); and other foreign tax jurisdictions (2018: $197.8 million; 2017: $264.5 million; 2016: $215.1 million).

Management is required to exercise judgment in determining whether deferred tax assets will more likely than not be realized. A valuation allowance is established where there is an expectation that on the balance of probabilities management considers it is more likely than not that the relevant deferred tax assets will not be realized. In assessing the need for a valuation allowance, management weighs all available positive and negative evidence including cumulative losses in recent years, projections of future taxable income, carry forward and carry back potential under relevant tax law, expiration period of tax attributes, taxable temporary differences, and prudent and feasible tax-planning strategies.

The net increase in valuation allowances of $232.6 million includes (i) increases of $353.5 million relating to operating losses in various jurisdictions for which management considers that there is insufficient positive evidence related to the factors described above to overcome negative evidence, such as cumulative losses and expiration periods and therefore it is more likely than not that the relevant deferred tax assets will not be realized in full, and (ii) decreases of $120.9 million primarily related to U.S. state tax losses, which based on the assessment of factors described above now provides sufficient positive evidence to support the losses are more likely than not to be realized, and the partial utilization of losses in Switzerland as a result of the gain on the sale of Oncology products to a third party.

As of December 31, 2018, based upon a consideration of the factors described above management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if these factors are revised in future periods.

The approximate tax effect of NOLs, capital losses and tax credit carry-forwards as of December 31, are as follows:

(In millions)	2018	2017
U.S. federal tax	$140.4	$489.6
U.S. state tax	152.5	140.3
Republic of Ireland	23.0	29.4
Foreign tax jurisdictions	521.3	723.8
R&D and other tax credits	358.0	303.9

	$1,195.2	$1,687.0

The approximate gross value of net operating losses (NOLs) and capital losses at December 31, 2018 is $8,034.0 million (2017: $11,137.5 million). The tax effected NOLs, capital losses and tax credit carry-forwards shown above have the following expiration dates:

December 31,
(In millions)	2018
Within 1 year	$0.4
Within 1 to 2 years	0.4
Within 2 to 3 years	49.6
Within 3 to 4 years	42.7
Within 4 to 5 years	29.6
Within 5 to 6 years	41.8
After 6 years	609.0
Indefinitely	421.7

The Company does not provide for deferred taxes on the excess of the financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. As of December 31, 2018, that excess totaled $16.1 billion (2017: $14.4 billion). As of December 31, 2018, the Company has been taxed on its pre-1986 accumulated earnings and profits of certain foreign subsidiaries of its U.S. shareholders as part of the Act and accrued $666 million of total transition tax with the first installment paid in April 2018.

24.	Earnings Per Share

The following table reconciles net income and the weighted average ordinary shares outstanding for basic and diluted earnings per share (EPS) for the periods presented:

	Years ended December 31,
(In millions)	2018	2017	2016
Income from continuing operations, net of taxes	$2,327.4	$4,253.5	$603.5
(Loss)/Gain from discontinued operations, net of taxes	—	18.0	(276.1)

Numerator for basic and diluted earnings per share	$2,327.4	$4,271.5	$327.4

Weighted average number of shares:
Basic	913.0	906.5	770.1
Effect of dilutive shares:
Share-based awards to employees	5.5	5.5	6.1

Diluted	918.5	912.0	776.2

Earnings per Ordinary Share – basic
Earnings from continuing operations	2.55	4.69	0.78
Earnings/(loss) from discontinued operations	—	0.02	(0.35)

Earnings per Ordinary Share – basic	2.55	4.71	0.43

Earnings per Ordinary Share – diluted
Earnings from continuing operations	2.53	4.66	0.77
Earnings/(loss) from discontinued operations	—	0.02	(0.35)

Earnings per Ordinary Share – diluted	2.53	4.68	0.42

Weighted average number of basic shares excludes shares purchased by the Employee Benefit Trust and those under the shares buy-back program, which are both presented by Shire as treasury stock. Share-based awards to employees are calculated using the treasury method.

The share equivalents not included in the calculation of the diluted weighted average number of shares are shown below:

	Years ended December 31,
(Number of shares in millions)	2018	2017	2016
Share-based awards to employees	12.4	15.2	4.1

Certain stock options have been excluded from the calculation of diluted EPS for years ended December 31, 2018, 2017, and 2016 because either their exercise prices exceeded Shire’s average share price during the calculation period, the required performance conditions were not satisfied as of the balance sheet date or their inclusion would have been antidilutive.

25.	Share-based Compensation Plans

Total share-based compensation recorded by the Company during the years ended December 31, 2018, 2017, and 2016 by line item is as follows:

	Years ended December 31,
(In millions)	2018	2017	2016
Cost of sales	$27.9	$35.6	$23.3
Research and development	47.7	27.3	46.9
Selling, general and administrative	110.1	97.2	67.1
Integration and acquisition costs	3.8	14.8	181.2

Total	189.5	174.9	318.5
Less tax	(31.1)	(43.4)	(85.3)

	$158.4	$131.5	$233.2

During the year ended December 31, 2018, the Company incurred total expense of $15.1 million (2017: $61.6 million, 2016: $223.1 million) related to replacement awards held by Baxalta employees as further described below. This includes integration related expenses of $0.8 million during the year ended December 31, 2018 (2017: $14.8 million, 2016: $171.0 million), primarily due to the acceleration of unrecognized expense associated with certain employees impacted by the integration.

There were no capitalized share-based compensation costs as of December 31, 2018, 2017, and 2016.

As of December 31, 2018, $232.8 million (2017: $218.3 million; 2016: $244.2 million) of total unrecognized compensation cost relating to non-vested awards is expected to be recognized over a period of three years.

On January 8, 2019, Takeda completed the acquisition of Shire. The acquisition triggered the change in control provision under plan rules, which resulted in the accelerated vesting of certain unvested share-based compensation awards accelerated, the impact of which will be accounted for in the subsequent period. In addition, the Company’s Remuneration Committee approved conversion of all remaining outstanding unvested awards, after acceleration, to cash-based awards. Cash converted awards will follow the initial vesting terms.

Share-based compensation plans

Prior to February 28, 2015, the Company granted stock-settled share appreciation rights (SARs) and performance share awards (PSAs) over ordinary shares and ADSs to Executive Directors and employees under the Shire Portfolio Share Plan (PSP) (Parts A and B). The SARs and PSAs granted under the PSP (Parts A and B) to Executive Directors are exercisable subject to performance and service criteria. Substantially all SARs and PSAs granted to employees are exercisable subject only to service criteria.

The principal terms and conditions of SARs and PSAs under the PSP (Parts A and B) are as follows: (i) the contractual life of SARs is seven years, (ii) the vesting period of SARs and PSAs granted to employees below the level of Executive Vice President allows for graded vesting over three years, and (iii) awards granted to the level of Executive Director and Executive Vice President cliff vest after three years, of which awards to the level of Executive Director contain performance conditions based on growth in Non-GAAP adjusted return on invested capital (Adjusted ROIC) and Non-GAAP earnings before interest, taxation, depreciation and amortization (Non-GAAP EBITDA). In 2014, the Company granted PSAs under the PSP to employees at Executive Vice President level and to a select group of senior employees, which are exercisable subject to performance and service criteria. These PSAs cliff vested after three years and contain performance conditions as explained above.

Since February 28, 2015, the Company has granted awards under the Shire Long Term Incentive Plan 2015 (LTIP). Under the LTIP, the Company grants stock-settled share appreciation rights (SARs), restricted stock units (RSUs) and performance share units (PSUs) over ordinary shares and ADSs to Executive Directors and employees. The PSUs granted under the LTIP and SARs granted to Executive Directors are exercisable subject to performance and service criteria. RSUs granted under the LTIP and SARs granted to all other employees are exercisable subject only to service criteria.

The principal terms and conditions of SARs, RSUs and PSUs granted under the LTIP are as follows: (i) the contractual life of SARs is seven years, (ii) the vesting period of SARs and RSUs granted to employees below the level of Executive Vice President allows for graded vesting, and (iii) all SARs granted to Executive Directors and employees at Executive Vice President level and all PSUs granted cliff vest after three years and, with the exception of SARs granted to employees at Executive Vice President level, contain performance conditions based on Product sales and Non-GAAP EBITDA targets; a Non-GAAP Adjusted ROIC underpin is also used at the end of the three year performance period to assess the underlying performance of the Company before determining the final vesting levels for awards with performance conditions. In addition, a further two year holding period will apply to all awards granted to Executive Directors post vesting.

The Company also operates a Global Employee Stock Purchase Plan and UK/Irish Sharesave Plans.

Replacement Awards Issued to Baxalta Employees

In connection with the acquisition of Baxalta and pursuant to the merger agreement associated with the acquisition, outstanding Baxalta equity awards held by Baxalta employees or employees of Baxter were cancelled and exchanged for Shire equity awards. The outstanding Baxalta equity awards consisted primarily of stock options and RSUs and hence were replaced with Shire’s stock options and RSUs. The replacement Shire awards generally have the same terms and conditions (including vesting) as the former Baxalta awards for which they were exchanged.

The value of the replacement share-based awards granted was designed to generally preserve both the intrinsic value and the fair value of the award immediately prior to the acquisition. Following the acquisition, the Company records share-based compensation expense associated with the acquisition-date fair value of acquired Baxalta employees’ replacement options and RSUs that is attributable to post-acquisition service requirements, as well as share-based compensation expense for post-acquisition service requirements associated with certain remaining unvested Baxter share-based awards held by the acquired Baxalta employees. The portions of the acquisition-date fair values of the awards that are attributable to post-combination service are recognized over the remaining service period of the awards.

The following awards were outstanding as of December 31, 2018:

	Compensation type	Number of awards	Expiration period from date of issue	Vesting period
Stock-settled SARs	SARs	21,576,997	7 years	3 years graded vesting and/or 3 years cliff vesting subject to performance criteria for Executive Directors only
UK/Irish Sharesave Plans	Stock options	84,249	6 months after vesting	3 or 5 years
Global Employee Stock Purchase Plan	Stock options	—	On vesting date	1 to 5 years
Baxalta Replacement Options	Stock options	6,085,263	10 years	3 years graded vesting

Stock-settled SARs and stock options		27,746,509

RSUs, PSUs, and PSAs	RSUs, PSUs, and PSAs	5,145,358	3 years	3 years graded vesting, 3 years cliff vesting subject to performance criteria for Executive Directors and certain senior employees only
Baxalta Replacement RSUs	RSU	189,972	3 years	3 years graded vesting

RSUs/PSUs and PSAs	RSUs, PSUs and PSAs	5,335,330

Stock-settled SARs and stock options

SARs under LTIP and PSP (Part A)

Stock-settled share appreciation rights (SARs) granted to Executive Directors are exercisable subject to service and performance criteria.

In respect of any award made to Executive Directors under the LTIP, performance criteria are based on Product sales and Non-GAAP EBITDA targets, with a Non-GAAP Adjusted ROIC underpin. In respect of any award made to Executive Directors under the PSP (Part A), performance criteria are based on growth in Non-GAAP Adjusted ROIC and Non-GAAP EBITDA. These performance measures are an important measure of the Company’s ability to meet the strategic objective to grow value for all of its stakeholders.

Awards granted to employees below Executive Director level are not subject to performance conditions and are only subject to service conditions.

Once awards have vested, participants will have until the seventh anniversary of the date of grant to exercise their awards.

UK/Irish Sharesave Plans (Sharesave Plans)

Options granted under the Sharesave Plans are granted with an exercise price equal to 80% and 75% of the mid-market price on the day before invitations are issued to UK and Ireland employees, respectively. Employees may enter into three or five year savings contracts. No performance conditions apply.

Shire Global Employee Stock Purchase Plan (Stock Purchase Plan)

Under the Stock Purchase Plan, options are granted with an exercise price equal to 85% of the fair market value of a share on the day before the enrollment date (the first day of the offering period) or the day before the exercise date (the last day of the offering period), whichever is the lower. Employees agree to save for a period up to one year. No performance conditions apply. The Company did not have an active Stock Purchase Plan as of December 31, 2018.

Baxalta Replacement Options

The replacement stock options were issued consistent with the vesting conditions of the replaced award (as explained above). Replacement stock options had contractual terms of 10 years from the initial grant date. The majority of stock options outstanding vested in one-third increments over a three year period, although certain awards cliff vest or have longer or shorter service periods. The fair value on the acquisition date attributable to post-combination service, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the remaining vesting period.

A summary of the status of the Company’s SARs and stock options including replacement awards as of December 31, 2018 and of the related activity during the period then ended is presented below:

Year ended December 31, 2018	Weighted average exercise price	Number of	Intrinsic value (In millions)
	£	shares	£
Outstanding as of beginning of period	39.75	25,618,821
Granted	32.28	10,751,686
Exercised	33.50	(5,148,964)
Forfeited	48.36	(3,475,034)

Outstanding as of end of period	41.02	27,746,509	110.2

Exercisable as of end of period	41.52	11,966,166	98.4

Excluded from the table above are replacement stock options issued to Baxter employees as part of the acquisition of Baxalta. The Company issued 8.8 million stock options to Baxter employees on June 3, 2016, out of which 6.0 million and 6.0 million were outstanding and exercisable, respectively, as of December 31, 2018.

The weighted average grant date fair value of SARs and stock options granted in the year ended December 31, 2018 was £7.50 (2017: £9.72, 2016: £8.25).

SARs and stock options including Baxalta Replacement Options, outstanding as of December 31, 2018 have the following characteristics:

Number of awards	Exercise prices	Weighted Average remaining contractual term	Weighted average exercise price of awards outstanding	Number of awards	Weighted average exercise price of awards exercisable
outstanding	£	Years	£	exercisable	£
1,332,680	18.80 - 28.00	1.6	25.86	1,332,680	25.86
15,700,476	28.01 - 40.00	5.9	33.32	5,779,385	34.76
10,713,353	40.01 - 68.94	4.6	47.91	4,854,101	50.18

27,746,509				11,966,166

RSUs, PSUs and PSAs

RSUs and PSUs under LTIP and PSAs under PSP (Part B)

PSUs and PSAs granted to Executive Directors and employees at Executive Vice President level are exercisable subject to certain performance and service criteria.

RSUs and PSAs granted to all other employees are not subject to performance criteria and are only subject to service conditions.

The performance criteria for PSUs granted under the LTIP is based on Product sales and Non-GAAP EBITDA targets, typically with a Non-GAAP Adjusted ROIC underpin until January 1, 2018. After January 1, 2018 performance criteria is based on Net Product Sales, NON-GAAP diluted EPS, NON-GAAP Adjusted ROIC and relative total shareholder’s return. The performance criteria for PSAs under the PSP (Part B) is based on growth in Non-GAAP Adjusted ROIC and Non-GAAP EBITDA.

Baxalta Replacement RSUs

The replacement RSUs were issued consistent with the vesting conditions of the replaced award (as explained above) and generally continue to vest in one-third increments over a three-year period. The fair value on the acquisition date attributable to post-combination service, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the remaining vesting period.

A summary of the status of the Company’s RSUs, PSUs and PSAs as of December 31, 2018 and of the related activity during the period then ended is presented below:

RSUs, PSUs and PSAs	Number of	Weighted average grant date fair value	Weighted average remaining life
	shares	£	Years
Outstanding as of beginning of period	3,959,720	42.33
Granted	3,830,284	31.69
Exercised	1,693,732	38.99
Forfeited	760,942	45.14

Outstanding as of end of period	5,335,330	35.35	1.7

Exercisable as of end of period	—	—	N/A

Exercises of share-based awards

The total intrinsic values of share-based awards exercised, including those held by Baxter employees, for the years ended December 31, 2018, 2017 and 2016 were $180.1 million, $147.1 million and $214.6 million, respectively. The total cash received as a result of share option exercises for the period ended December 31, 2018, 2017 and 2016 was approximately $306.8 million, $134.1 million and $169.2 million, respectively. In connection with these exercises, the tax benefit credited to additional paid-in capital for the years ended December 31, 2018, 2017 and 2016 was $nil , $nil and $8.8 million, respectively. With the adoption of a new accounting standard on accounting for stock-based compensation, effective January 1, 2017, excess tax benefits were recognized as a component of income tax expense rather than Additional paid-in capital.

The Company will settle future awards with either newly listed ordinary shares or with shares held in the EBT. The number of shares that the EBT will purchase in 2020 is dependent on the number of awards granted and exercised during the year and Shire plc’s share price. No ordinary shares and ADSs were held in the EBT as of December 31, 2018.

Valuation methodologies

The Company estimates the fair value of its share-based awards using a Black-Scholes and Monte-Carlo valuation model. Key input assumptions used to estimate the fair value of share-based awards include the grant price of the award, the expected stock-based award term, volatility of the Company’s share price, the risk-free rate and the Company’s dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair values of Shire’s stock-based awards. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

The fair value of share awards granted was estimated using the following assumptions:

Years ended December 31,
	2018	2017	2016
Risk-free interest rate	0.8-2.5%	0.4-1.9%	0.29-1.6%
Expected dividend yield	0.5-0.9%	0.3-0.6%	0.3-0.5%
Expected life	3.7-4.05 years	1-3.88 years	1-4 years
Volatility	27-29%	25-29%	26-29%
Forfeiture rate	— %	—	5-7%

The following assumptions were used to value share-based awards:

•

risk-free interest rate - for awards granted over ADSs, the U.S. Federal Reserve treasury constant maturities rate with a term consistent with the expected life of the award is used. For awards granted over ordinary shares, the yield on UK government bonds with a term consistent with the expected life of the award is used;

•	expected dividend yield - measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date;

•	expected life - estimated based on the contractual term of the awards and the effects of employees’ expected exercise and post-vesting employment termination behavior;

•	expected volatility - measured using historical daily price changes of the Company’s share price over the respective expected life of the share-based awards at the date of the award; and

•

forfeiture rate - estimated using historical trends of the number of awards forfeited prior to vesting. Upon the 2017 adoption of a new rule on accounting for stock-based compensation, the Company elected to account for forfeitures in relation to service conditions as they occur. As such, the estimated forfeiture rate was 0% starting in 2017.

26.	Commitments and Contingencies

Leases

Future minimum lease payments under operating leases as of December 31, 2018 are presented below:

(In millions)	Operating leases
2019	$196.9
2020	164.4
2021	153.3
2022	129.9
2023	119.2
Thereafter	676.3

$1,440.0

The Company leases land, facilities, motor vehicles, and certain equipment under operating leases expiring through 2045. Lease and rental expense amounted to $179.4 million and $167.6 million, and $100.8 million for the year ended December 31, 2018, 2017, and 2016, respectively, which is predominately included within Cost of sales and SG&A expenses in the Consolidated Statements of Operations.

Letters of credit and guarantees

As of December 31, 2018 and 2017, the Company had irrevocable standby letters of credit and guarantees with various banks and insurance companies totaling $266.1 million and $224.8 million (being the contractual amounts), respectively, providing security for the Company’s performance of various obligations. These obligations are primarily in respect of the recoverability of insurance claims, lease obligations, and supply commitments.

Commitments

Clinical testing

As of December 31, 2018, the Company had committed to pay approximately $1,529.4 million (December 31, 2017: $1,409.9 million) to contract vendors for administering and executing clinical trials. The timing of these payments is dependent upon actual services performed by the organizations as determined by patient enrollment levels and related activities.

Contract manufacturing

As of December 31, 2018, the Company had committed to pay approximately $929.0 million (December 31, 2017: $467.2 million) in respect of contract manufacturing. The Company expects to pay $83.2 million of these commitments in 2019.

Other purchasing commitments

As of December 31, 2018, the Company had committed to pay approximately $1,668.1 million (December 31, 2017: $1,692.5 million) for future purchases of goods and services, predominantly relating to active pharmaceutical ingredients sourcing. The Company expects to pay $977.6 million of these commitments in 2019.

Investment commitments

As of December 31, 2018, the Company had outstanding commitments to purchase common stock and interests in companies and partnerships, respectively, for amounts totaling $23.9 million (December 31, 2017: $48.9 million), which may all be payable during 2019, depending on the timing of capital calls. The investment commitments include additional funding to certain variable interest entities (VIEs) for which Shire is not the primary beneficiary.

Capital commitments

As of December 31, 2018, the Company had committed to spend $280.0 million (December 31, 2017: $328.2 million) on capital projects.

Baxter related tax indemnification

Baxter International Inc. (Baxter) and Baxalta entered into a tax matters agreement, effective on the date of Baxalta’s separation from Baxter, which employs a direct tracing approach, or where direct tracing approach is not feasible, an allocation methodology, to determine which company is liable for pre-separation income tax items for U.S. federal, state, and foreign jurisdictions. With respect to tax liabilities that are directly traceable or allocated to Baxalta but for which Baxalta was not the primary obligor, Baxalta recorded a tax indemnification amount that would be due to Baxter upon Baxter discharging the associated tax liability to the taxing authority.

27.	Legal and Other Proceedings

The Company expenses legal costs when incurred.

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. Estimates of losses may be developed before the ultimate loss is known, and are therefore refined each accounting period as additional information becomes known. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period. As of December 31, 2018, provision for litigation losses, insurance claims, and other disputes totaled $227.4 million (December 31, 2017: $76.2 million).

The Company’s principal pending legal and other proceedings are disclosed below. The outcomes of these proceedings are not always predictable and can be affected by various factors. For those legal and other proceedings for which it is considered at least reasonably possible that a loss has been incurred, the Company discloses the possible loss or range of possible loss in excess of the recorded loss contingency provision, if any, where such excess is both material and estimable.

MYDAYIS

On October 12, 2017, Shire was notified that Teva Pharmaceuticals USA, Inc. had submitted an abbreviated new drug application (ANDA) to the FDA seeking permission to market a generic version of MYDAYIS. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Teva Pharmaceuticals USA, Inc., Actavis Laboratories, Inc. and Teva Pharmaceutical Industries Limited (collectively the “Teva entities”). A Markman hearing took place on January 23, 2019. A trial is scheduled to begin on December 9, 2019.

On March 8, 2018, Shire was notified that Impax Laboratories, Inc. (Impax) had submitted an ANDA to the FDA seeking permission to market a generic version of MYDAYIS. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Impax. A Markman hearing took place on January 23, 2019. A trial is scheduled to begin on December 9, 2019.

On April 19, 2018, Shire was notified that SpecGX LLC (SpecGX) had submitted an ANDA to the FDA seeking permission to market a generic version of MYDAYIS. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against SpecGx. Shire and SpecGx settled the lawsuit on January 28, 2019.

Petitions to institute inter partes reviews (IPRs) against U.S. Patent numbers 8,846,100 and 9,173,857 were filed by KVK Tech in January 2018 and the petitions were granted in July 2018. Both of these patents are listed in the Orange Book as covering MYDAYIS and are among the patents-in-suit in the infringement action brought against the Teva entities and Impax as noted above. A decision on the merits is expected on or before July 10, 2019.

VANCOCIN

On April 6, 2012, ViroPharma Incorporated (ViroPharma) received a notification that the United States Federal Trade Commission (FTC) was conducting an investigation into whether ViroPharma had engaged in unfair methods of competition with respect to VANCOCIN, which Shire acquired in January 2014. Following the divestiture of VANCOCIN in August 2014, Shire retained certain liabilities including any potential liabilities related to the VANCOCIN citizen petition.

On August 3, 2012, and September 8, 2014, ViroPharma and Shire respectively received Civil Investigative Demands from the FTC requesting additional information related to this matter. Shire has fully cooperated with the FTC’s investigation.

On February 7, 2017, the FTC filed a Complaint against Shire alleging that ViroPharma engaged in conduct in violation of U.S. antitrust laws arising from a citizen petition ViroPharma filed in 2006 related to Food & Drug Administration’s policy for evaluating bioequivalence for generic versions of VANCOCIN. The complaint seeks equitable relief, including an injunction and disgorgement. The Company filed a motion to dismiss on April 10, 2017. On March 20, 2018, the court granted the Company’s motion. On April 11, 2018, the FTC filed a Notice of Appeal. The FTC’s appeal is still pending.

At this time, Shire is unable to predict the outcome or duration of this case.

ELAPRASE

In 2014, Shire’s Brazilian affiliate, Shire Farmaceutica Brasil Ltda, was served with a lawsuit brought by the State of Sao Paulo where the Brazilian Public Attorney’s office has intervened alleging that Shire is obligated to provide certain medical care including ELAPRASE for an indefinite period at no cost to patients who participated in ELAPRASE clinical trials in Brazil, and seeking recoupment to the Brazilian government for amounts paid on behalf of these patients to date, and moral damages associated with these claims.

On May 6, 2016, the trial court judge ruled on the case and dismissed all the claims under the class action, which was appealed. On February 20, 2017, the Court of Appeals in Sao Paulo issued the final decision on merit in favor of Shire and dismissed all the claims under the class action. On July 12, 2017, the Public Prosecutor filed an appeal addressed to the Supreme Court. During the last quarter of 2017, the State of Sao Paulo filed appeals addressed to the Superior Court of Justice and to the Supreme Court.

ADYNOVATE

On December 5, 2016, Bayer Healthcare LLC (Bayer) filed a lawsuit in the US District Court for the District of Delaware against Baxalta Incorporated, Baxalta US Inc. (collectively “Baxalta”), wholly owned subsidiary of Shire, and Nektar Therapeutics (Nektar) filed alleging infringement of US Patent No. 9,364,520 in connection with the sales of ADYNOVATE [antihemophilic factor (recombinant), PEGylated]. The case was tried before a jury beginning on January 28, 2019. The jury found in favor of Bayer determining that the patent is infringed. The jury further awarded damages in the amount of $155.2 million. The Company is considering its further options. Shire established a reserve for the damages during the year ended December 31, 2018.

On September 15, 2017, Baxalta and Nektar filed a lawsuit in the US District Court for the District of Delaware against Bayer alleging infringement of US Patent Nos. 7,199,223; 7,863,421; 8,143,378; 8,247,536; 8,519,102; 8,618,259; 8,889,831; 7,026,440; 7,872,072; 8,273,833; 8,809,453; and 9,187,569 in connection with the BAY-94 (subsequently approved and marketed as Jivi® [antihemophilic factor (recombinant PEGylated-aucl]. On July 2, 2018, an amended complaint was filed adding US Patent No. 9,999,657. A Markman hearing is scheduled to take place on February 25, 2019. A trial is scheduled to begin on April 27, 2020.

28.	Segment Reporting

In the first quarter of 2018, the Company announced a change to its internal structure to create two distinct business segments within Shire: a Rare Disease division and a Neuroscience division. The change was based on the Board’s conclusion that the Neuroscience business warranted additional focus and investment and that there was a strong business rationale for creating the two divisions.

In the second quarter of 2018, the Company returned to a single segment approach to managing its business. This decision was precipitated by the Shire Board’s acceptance of Takeda’s offer to acquire the Company and reflected the Company’s focus on the performance of the entire business as it operated in its environment. This step was taken to more closely align with how the financial information were viewed by the Executive Committee (Shire’s chief operating decision maker) for the purposes of making resource allocation decisions and assessing the performance of the business. Additionally, in the second quarter of 2018, the Company introduced a new product franchise called Established Brands to capture revenue for its non-promoted products that are facing or could face generic competition, such as LIALDA and PENTASA. Comparative financial information for 2017 was retrospectively restated herein.

In the periods set out below, U.S. and International Product sales by franchise were as follows:

	Years ended December 31,
	2018			2017
(In millions)	U.S. Sales	International Sales	Total Sales	U.S. Sales	International Sales	Total Sales
Product sales by franchise
IMMUNOGLOBULIN THERAPIES	$1,920.2	$559.5	$2,479.7	$1,788.9	$447.7	$2,236.6
HEREDITARY ANGIOEDEMA	1,195.8	156.6	1,352.4	1,305.2	124.4	1,429.6
BIO THERAPEUTICS	335.4	452.9	788.3	315.9	388.2	704.1

Immunology	3,451.4	1,169.0	4,620.4	3,410.0	960.3	4,370.3

HEMOPHILIA	1,523.2	1,464.4	2,987.6	1,477.9	1,479.4	2,957.3
INHIBITOR THERAPIES	209.2	541.5	750.7	279.4	548.9	828.3

Hematology	1,732.4	2,005.9	3,738.3	1,757.3	2,028.3	3,785.6

VYVANSE	2,119.4	286.8	2,406.2	1,917.3	243.8	2,161.1
ADDERALL XR	311.1	18.8	329.9	327.7	20.3	348.0
MYDAYIS	62.9	—	62.9	21.6	—	21.6
Other Neuroscience(1)	7.0	153.1	160.1	17.3	116.1	133.4

Neuroscience	2,500.4	458.7	2,959.1	2,283.9	380.2	2,664.1

ELAPRASE	170.6	463.4	634.0	162.5	453.2	615.7
REPLAGAL	—	490.3	490.3	—	472.1	472.1
VPRIV	153.1	208.7	361.8	150.3	199.6	349.9

Genetic Diseases	323.7	1,162.4	1,486.1	312.8	1,124.9	1,437.7

LIALDA/MEZAVANT	258.8	124.2	383.0	473.1	96.3	569.4
PENTASA	298.6	—	298.6	313.2	—	313.2
Other Established Brands(2)	55.5	86.4	141.9	80.9	81.3	162.2

Established Brands	612.9	210.6	823.5	867.2	177.6	1,044.8

GATTEX/REVESTIVE	386.6	63.1	449.7	287.5	48.0	335.5
NATPARA/NATPAR	218.2	11.9	230.1	146.1	1.3	147.4
Other Internal Medicine(3)	1.0	132.7	133.7	1.5	141.1	142.6

Internal Medicine	605.8	207.7	813.5	435.1	190.4	625.5

Ophthalmics	383.0	4.9	387.9	259.2	—	259.2

Oncology(4)	124.8	63.6	188.4	185.2	76.5	261.7

Total product sales	$9,734.4	$5,282.8	$15,017.2	$9,510.7	$4,938.2	$14,448.9

(1)	Other Neuroscience includes INTUNIV, EQUASYM, and BUCCOLAM.
(2)	Other Established Brands includes FOSRENOL and CARBATROL.
(3)	Other Internal Medicine includes AGRYLIN, PLENADREN, and RESOLOR.
(4)	Results include the Oncology franchise until the date of its sale on August 31, 2018.

In the periods set out below, Royalties and other revenues were as follows:

	Years ended December 31,
(In millions)	2018	2017
Royalties	$227.3	$448.4
Other revenues	245.5	263.3

Royalties and other revenues	$472.8	$711.7

Geographic information

Revenues (based on the geographic location from which the sale originated):

	Years ended December 31,
(In millions)	2018	2017	2016
Ireland	$49.2	$55.5	$41.6
United States	9,793.9	9,642.1	7,666.9
Rest of the world	5,646.9	5,463.0	3,688.1

Total revenues	$15,490.0	$15,160.6	$11,396.6

29.	Agreements and Transactions with Baxter

In connection with Baxalta’s separation from Baxter on July 1, 2015, Baxalta and Baxter entered into several separation-related agreements that provided a framework for Baxalta’s relationship with Baxter after the separation. These agreements, among others, included a manufacturing and supply agreement, a transition services agreement and a tax matters agreement.

Under the terms of the manufacturing and supply agreement, the Company manufactures certain products and materials and sells them to Baxter at an agreed-upon price reflecting the Company’s cost plus a mark-up for certain products and materials. The Company reported revenues associated with the manufacturing and supply agreement with Baxter during the year ended December 31, 2018, 2017, and 2016 of approximately $175.7 million, $137.3 million, and $81.0 million, respectively.

Under the terms of the transition services agreement, the Company and Baxter provided various services to each other on an interim, transitional basis. The services provided by Baxter to the Company include certain finance, information technology, human resources, quality, supply chain and other administrative services and functions, and are generally provided on a cost-plus basis. Certain of these services ended as of June 30, 2018. The Company reported Selling, general and administrative expenses associated with the transition services agreement with Baxter during the year ended December 31, 2018 and 2017 of approximately $9.9 million and $52.3 million, respectively.

The tax matters agreement governs Baxter and Baxalta’s and now the Company’s respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. In addition, the tax matters agreement addresses the allocation of liability for taxes that were incurred as a result of restructuring activities undertaken to effectuate the distribution and provides for Baxalta to indemnify Baxter against any tax liabilities resulting from Baxalta’s action or inaction that causes the merger-related transactions to be taxable. Net tax-related indemnification liabilities as of December 31, 2018 associated with the tax matters agreement with Baxter are discussed in Note 26, Commitments and Contingencies, of these Consolidated Financial Statements.